Exhibit 99.1

Intercorp Financial Services Inc.

Third Quarter 2021 Earnings

Lima, Peru, November 9, 2021. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the third quarter 2021. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Record earnings of S/ 551.5 million in 3Q21, ROAE at 23.1%

•	Strong business performance, reviewed 2021 guidance for ROAE and CoR
•	9M21 earnings of S/ 1,535.8 million, 22.1% ROAE and 2.3% ROAA
•	17.8% YoY growth in revenues in 9M21, efficiency ratio at 32.0%
•	Growing customer base thanks to digital adoption
•	Solid capitalization and strong liquidity

Interbank: Earnings of S/ 299.1 million and ROAE at 18.6%, extending its positive run this year

•	Retail loans grew 3.6% QoQ, gaining 10 bps market share to 18.8%
•	Market share in retail deposits at all-time high of 15.2%
•	Sequential improvement in NIM continues, up 10 bps in the quarter
•	Credit risk profile better than pre COVID-19 levels
•	Recovery in expenses driven by increased activity and digital investments

Interseguro: Quarterly results affected by lower other income and higher technical reserves

•	Gross premiums plus collections grew 16.9% QoQ and 89.8% YoY
•	Regular annuities leading the beat vs. pre COVID-19 levels
•	S/ 12.9 billion investment portfolio with ROIP of 6.7% in 3Q21
•	Market leader in annuities with a 29.7% share YTD

Inteligo: Profits surged from mark-to-market on investments

•	Significant growth in revenues driven by other income
•	Other income boosted by M2M on the investment portfolio
•	Continued growth in AUM & Deposits: 4.2% QoQ and 22.8% YoY
•	Solid contribution to profitability and efficiency

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	09.30.20	06.30.21	09.30.21	%chg 09.30.21/ 06.30.21	%chg 09.30.21/ 09.30.20
Assets
Cash and due from banks and inter-bank funds	17,573.1	19,410.4	20,330.7	4.7%	15.7%
Financial investments	22,787.9	24,278.1	24,154.7	(0.5)%	6.0%
Loans, net of unearned interest	43,962.9	43,875.2	44,037.3	0.4%	0.2%
Impairment allowance for loans	(3,116.5)	(2,467.0)	(2,298.7)	(6.8)%	(26.2)%
Property, furniture and equipment, net	875.0	788.6	795.0	0.8%	(9.1)%
Other assets	3,930.0	4,654.3	5,367.6	15.3%	36.6%
Total assets	86,012.4	90,539.7	92,386.6	2.0%	7.4%
Liabilities and equity
Deposits and obligations	45,208.9	49,491.7	50,904.7	2.9%	12.6%
Due to banks and correspondents and inter-bank funds	10,555.0	9,027.4	8,473.8	(6.1)%	(19.7)%
Bonds, notes and other obligations	7,696.1	8,250.9	8,640.3	4.7%	12.3%
Insurance contract liabilities	11,896.6	11,567.7	11,412.0	(1.3)%	(4.1)%
Other liabilities	2,320.6	2,883.0	3,158.0	9.5%	36.1%
Total liabilities	77,677.2	81,220.8	82,588.7	1.7%	6.3%
Equity, net
Equity attributable to IFS' shareholders	8,291.7	9,271.5	9,750.0	5.2%	17.6%
Non-controlling interest	43.5	47.4	47.9	0.9%	10.0%
Total equity, net	8,335.2	9,318.9	9,797.9	5.1%	17.5%
Total liabilities and equity net	86,012.4	90,539.7	92,386.6	2.0%	7.4%

Intercorp Financial Services’ net profit was S/ 551.5 million in 3Q21, an increase of S/ 95.9 million QoQ, or 21.1%, and S/ 233.0 million YoY, or 73.1%.

IFS’s annualized ROAE was 23.1% in 3Q21, above the 20.0% and 15.8% registered in 2Q21 and 3Q20, respectively.

Intercorp Financial Services’ P&L statement

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Interest and similar income	1,186.1	1,112.3	1,170.5	5.2%	(1.3)%
Interest and similar expenses	(279.4)	(244.9)	(270.5)	10.5%	(3.2)%
Net interest and similar income	906.6	867.5	900.0	3.7%	(0.7)%
Impairment loss on loans, net of recoveries	(463.3)	(177.8)	(112.1)	(37.0)%	(75.8)%
Recovery (loss) due to impairment of financial investments	(2.8)	(7.8)	(8.5)	9.9%	n.m.
Net interest and similar income after impairment loss	440.6	681.9	779.4	14.3%	76.9%
Fee income from financial services, net	174.7	200.6	199.1	(0.8)%	14.0%
Other income	267.8	268.1	377.1	40.7%	40.8%
Total premiums earned minus claims and benefits	(63.3)	(45.9)	(87.7)	90.9%	38.6%
Net Premiums	139.6	225.0	254.9	13.3%	82.6%
Adjustment of technical reserves	9.5	(46.0)	(108.8)	n.m.	n.m.
Net claims and benefits incurred	(212.4)	(225.0)	(233.9)	3.9%	10.1%
Other expenses	(446.7)	(525.8)	(585.6)	11.4%	31.1%
Income before translation result and income tax	373.1	578.9	682.3	17.9%	82.9%
Translation result	(12.5)	(20.5)	(16.6)	(19.2)%	33.0%
Income tax	(42.1)	(102.8)	(114.2)	11.1%	n.m.
Profit for the period	318.5	455.6	551.5	21.1%	73.1%
Attributable to IFS' shareholders	317.4	453.4	549.4	21.2%	73.1%
EPS	2.75	3.93	4.76
ROAE	15.8%	20.0%	23.1%
ROAA	1.5%	2.0%	2.4%
Efficiency ratio	28.1%	32.4%	33.6%

Quarter-on-quarter performance

Profits increased 21.1% QoQ mainly due to higher other income at Inteligo and at the holding company level, in addition to lower impairment loss on loans at Interbank. Additionally, higher net interest and similar income at Interseguro and Interbank also contributed to the positive performance in earnings. These factors were partially offset by higher other expenses across all subsidiaries. Moreover, a decrease in total premiums earned minus claims and benefits at Interseguro also weighed down on the performance of IFS’ net profit compared to 2Q21.

Net interest and similar income increased S/ 32.5 million QoQ, or 3.7%, mainly as the result of a higher return of the fixed income portfolio at Interseguro and higher yields on all interest-earnings assets at Interbank. These effects were partially compensated by a higher cost of funding at Interbank, in addition to a decrease in net interest and similar income at Inteligo, mainly attributable to a lower asset allocation to fixed income investments within the proprietary portfolio.

Impairment loss on loans decreased S/ 65.7 million QoQ, or 37.0%, mainly due to lower provision requirements in the retail loan book, partially offset by higher provision requirements in the commercial loan book at Interbank. Furthermore, Interseguro reported a negative performance in results due to impairment of financial investments, mostly related to an additional provision for impairment on a fixed income investment.

Net fee income from financial services remained relatively stable QoQ, while other income increased S/ 109.0 million QoQ, or 40.7%, mainly attributable to a strong boost in mark-to-market valuations on proprietary portfolio investments at Inteligo and good performance at the holding company level. These effects were partially compensated by a net loss on financial assets at fair value at Interseguro, in addition to lower net gain on sale of financial investments, and on foreign exchange transactions and on financial assets at fair value through profit or loss at Interbank.

Total premiums earned minus claims and benefits at Interseguro were S/ -87.7 million in the quarter. This resulted from increases of S/ 62.8 million in adjustment of technical reserves and S/ 8.9 million in net claims and benefits incurred, partially offset by an increase of S/ 29.9 million in net premiums.

Other expenses increased S/ 59.8 million QoQ, or 11.4%, mainly attributed to (i) higher administrative expenses, and salaries and employee benefits at Interbank and Interseguro; and (ii) an increase in total headcount and the effect of a higher foreign exchange rate

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in certain cost components at Inteligo. It is worth mentioning that investments in digital ventures have also had a significant weight in the increase of total other expenses, as well as higher employee profit sharing.

IFS’ effective tax rate decreased, from 18.4% in 2Q21 to 17.2% in 3Q21, as a result of a higher contribution to profits from Inteligo and corporate accounts, despite an increased effective tax rate at Interbank.

Year-on-year performance

The annual performance of IFS’ bottom line was mainly due to lower impairment loss on loans at Interbank in addition to increases in other income at Inteligo, and net fee income at Interbank and Inteligo. These factors were partially offset by higher other expenses across all subsidiaries as well as a decrease in total premiums earned minus claims and benefits at Interseguro.

Net interest and similar income reduced S/ 6.6 million YoY, or 0.7%, mainly due to lower interest on loans at Interbank, partially compensated by a higher return of the fixed income portfolio at Interseguro and a lower cost of funding caused by large liquidity inflows in non-interest bearing accounts at Inteligo.

Impairment loss on loans declined S/ 351.2 million YoY, or 75.8%, explained by lower requirements in the retail loan book, as well as in loans to medium-sized companies. This was associated with a base effect when comparing to the situation in 3Q20, when the bank adjusted its expected loss models to address the impact of the COVID-19 pandemic. Additionally, Interseguro reported a negative performance in results due to impairment of financial investments, mostly related to an additional provision for impairment on a fixed income investment.

Net fee income from financial services increased S/ 24.4 million YoY, or 14.0%, mainly due to higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, commissions from banking services, fees from indirect loans, and fees from collection services at Interbank. Furthermore, Inteligo reported higher fees from funds management, associated with a higher foreign exchange rate between periods.

Other income increased S/ 109.3 million YoY, or 40.8%, mainly due to a strong boost in mark-to-market valuations on proprietary portfolio investments at Inteligo and good performance at the holding company level. These effects were partially compensated by decreases in net gain on sale of financial investments at Interbank and Interseguro, as well as a lower net gain on financial assets at fair value at Interseguro.

On a yearly basis, total premiums earned minus claims and benefits at Interseguro decreased S/ 24.4 million explained by increases of S/ 118.3 million in adjustment of technical reserves and S/ 21.5 million in net claims and benefits incurred, partially offset by a S/ 115.3 million growth in net premiums.

Other expenses grew S/ 138.9 million YoY, or 31.1%, as the result of (i) higher administrative expenses, and salaries and employee benefits at Interbank and Interseguro; and (ii) an increase in total headcount and the effect of a higher foreign exchange rate in certain cost components at Inteligo. It is worth mentioning that investments in digital ventures have also had a significant weight in the increase of total other expenses, as well as the base effects after cost containment measures that were implemented across all subsidiaries during 2020 to deal with the COVID-19 pandemic.

IFS’ effective tax rate increased, from 11.7% in 3Q20 to 17.2% in 3Q21, as a result of a higher effective tax rate at Interbank.

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CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Interbank	146.7	274.3	299.1	9.1%	n.m.
Interseguro	66.5	108.9	13.4	(87.7)%	(79.8)%
Inteligo	110.5	89.6	183.7	n.m.	66.2%
Corporate and eliminations	(5.3)	(17.2)	55.2	n.m.	n.m.
IFS profit for the period	318.5	455.6	551.5	21.1%	73.1%

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Interbank

SUMMARY

Interbank’s profits were S/ 299.1 million in 3Q21, an increase of S/ 24.8 million QoQ, or 9.1%, and S/ 152.4 million YoY, or more than two-fold. The quarterly result was mainly attributed to a S/ 67.9 million reduction in impairment loss on loans and increases of S/ 11.0 million in net interest and similar income, and S/ 3.2 million in net fee income from financial services, in addition to a positive performance in translation result of S/ 19.3 million. These factors were partially offset by a S/ 48.8 million increase in other expenses and a S/ 15.6 million decrease in other income, as well as by a higher effective tax rate.

The annual performance in net profit was mainly explained by a S/ 353.2 million reduction in impairment loss on loans and by an increase of S/ 13.0 million in net fee income from financial services, in addition to a positive performance in translation result of S/ 22.5 million. These effects were partially compensated by S/ 101.1 million higher other expenses and decreases of S/ 61.0 million in net interest and similar income, and S/ 3.4 million in other income, as well as by a higher effective tax rate.

Interbank’s ROAE was 18.6% in 3Q21, above the 17.3% and 10.1% registered in 2Q21 and 3Q20, respectively.

Banking Segment’s P&L Statement

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Interest and similar income	987.0	881.3	907.0	2.9%	(8.1)%
Interest and similar expense	(244.8)	(211.2)	(225.9)	6.9%	(7.7)%
Net interest and similar income	742.1	670.1	681.1	1.6%	(8.2)%
Impairment loss on loans, net of recoveries	(463.2)	(177.9)	(110.0)	(38.2)%	(76.3)%
Recovery (loss) due to impairment of financial investments	(0.1)	(0.4)	(0.3)	(30.4)%	94.4%
Net interest and similar income after impairment loss	278.8	491.8	570.9	16.1%	n.m.
Fee income from financial services, net	153.1	162.9	166.1	1.9%	8.5%
Other income	119.7	131.9	116.3	(11.8)%	(2.9)%
Other expenses	(367.3)	(419.6)	(468.4)	11.6%	27.5%
Income before translation result and income tax	184.3	367.1	384.9	4.8%	n.m.
Translation result	(3.0)	0.2	19.5	n.m.	n.m.
Income tax	(34.6)	(93.0)	(105.3)	13.2%	n.m.
Profit for the period	146.7	274.3	299.1	9.1%	n.m.
ROAE	10.1%	17.3%	18.6%
Efficiency ratio	35.2%	42.5%	47.1%
NIM	4.6%	3.9%	4.0%
NIM on loans	8.0%	7.0%	7.0%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 66,757.2 million as of September 30, 2021, an increase of 1.0% QoQ and 4.3% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 4.5% in cash and due from banks and inter-bank funds, and 0.7% in loans, partially offset by a 4.1% decrease in financial investments. Growth in cash and due from banks and inter-bank funds was mainly due to higher funds at the Central Bank. The decrease in financial investments was mainly a result of lower balances of sovereign bonds and Central Bank Certificates of Deposits (CDBCR), partially compensated by higher balances of corporate bonds.

The YoY increase in interest-earning assets was attributed to growth of 10.2% in financial investments, 6.7% in cash and due from banks and inter-bank funds, and 1.9% in loans. The increase in financial investments resulted from higher volumes of sovereign bonds, CDBCR, corporate bonds and global bonds, while growth in cash and due from banks and inter-bank funds resulted mainly from higher deposits at the Central Bank, partially offset by lower reserve funds at the Central Bank.

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Interest-earning assets

S/ million	09.30.20	06.30.21	09.30.21	%chg 09.30.21/ 06.30.21	%chg 09.30.21/ 09.30.20
Cash and due from banks and inter-bank funds	16,338.4	16,686.2	17,433.8	4.5%	6.7%
Financial investments	8,470.4	9,733.9	9,337.6	(4.1)%	10.2%
Loans	39,222.8	39,688.8	39,985.8	0.7%	1.9%
Total interest-earning assets	64,031.6	66,108.9	66,757.2	1.0%	4.3%

Loan portfolio

S/ million	09.30.20	06.30.21	09.30.21	%chg 09.30.21/ 06.30.21	%chg 09.30.21/ 09.30.20
Performing loans
Retail	18,272.0	18,610.2	19,281.7	3.6%	5.5%
Commercial	22,269.3	21,684.8	21,028.8	(3.0)%	(5.6)%
Total performing loans	40,541.2	40,295.1	40,310.5	0.0%	(0.6)%
Restructured and refinanced loans	272.8	246.5	226.1	(8.3)%	(17.1)%
Past due loans	1,147.0	1,262.5	1,388.2	10.0%	21.0%
Total gross loans	41,961.0	41,804.0	41,924.8	0.3%	(0.1)%
Add (less)
Accrued and deferred interest	378.0	351.6	357.3	1.6%	(5.5)%
Impairment allowance for loans	(3,116.2)	(2,466.8)	(2,296.3)	(6.9)%	(26.3)%
Total direct loans, net	39,222.8	39,688.8	39,985.8	0.7%	1.9%

The evolution of loans was affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of September 30, 2021, these loans amounted S/ 5,510.2 million, compared to balances of S/ 6,082.0 million as of June 30, 2021 and S/ 6,709.4 million as of September 30, 2020.

Also, it is worth mentioning that in November 2019, the SBS issued the Resolution No. 5570-2019 that became effective in January 2021. This resolution establishes that the reporting of the non-revolving financing part of credit cards loans must be presented as loans instead of credit card loans.

Performing loans remained relatively stable QoQ, as retail loans sequentially grew 3.6%, while commercial loans decreased 3.0%. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 2.5% and 1.1% QoQ, respectively.

Retail loans grew 3.6% QoQ due to increases of 6.3% in consumer loans and 0.1% in mortgages. Growth in consumer loans resulted from higher balances of cash loans, vehicle loans, payroll deduction loans and credit cards. The increase in mortgages was explained by higher demand in MiVivienda products.

The reduction in commercial loans was a result of lower short and medium-term lending, as well as lower leasing operations, both across all business segments. These effects were compensated by higher trade finance loans mainly in the mid-sized segment.

Performing loans decreased 0.6% YoY explained by a 5.6% reduction in commercial loans, partially compensated by a 5.5% increase in retail loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 3.6% and 1.4% YoY, respectively.

The annual reduction in commercial loans was mainly explained by lower short and medium-term lending in the corporate and small-sized segments, as well as by lower leasing operations across all business segments. This was partially offset by higher trade finance loans in the corporate and mid-sized segments.

The YoY growth in retail loans was due to increases of 13.1% in mortgages and 0.7% in consumer loans. Growth in mortgages was due to higher demand in both traditional and MiVivienda products. The increase in consumer loans was a result of higher payroll deduction loans, partially offset by lower credit cards and other loans.

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It is worth mentioning that, as of September 30, 2021, and in line with the measures implemented to help our customers to overcome the impacts from the COVID-19 pandemic, 283 thousand clients had their loans rescheduled, out of which approximately 272 thousand were retail clients and around 11 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 7.0 billion or 16.7% of our total portfolio. Of these, S/ 5.0 billion were retail loans (24.9% of total retail loans), and the remaining S/ 2.0 billion were commercial loans (9.2% of total commercial loans).

Breakdown of retail loans

S/ million	09.30.20	06.30.21	09.30.21	%chg 09.30.21/ 06.30.21	%chg 09.30.21/ 09.30.20
Consumer loans:
Credit cards & other loans	6,824.1	5,992.0	6,577.6	9.8%	(3.6)%
Payroll deduction loans(1)	4,292.5	4,534.9	4,611.2	1.7%	7.4%
Total consumer loans	11,116.6	10,526.9	11,188.8	6.3%	0.7%
Mortgages	7,155.4	8,083.4	8,092.9	0.1%	13.1%
Total retail loans	18,272.0	18,610.2	19,281.7	3.6%	5.5%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	09.30.20	06.30.21	09.30.21	%chg 09.30.21/ 06.30.21	%chg 09.30.21/ 09.30.20
Deposits and obligations	42,538.2	45,209.3	46,565.6	3.0%	9.5%
Due to banks and correspondents and inter-bank funds	10,254.6	8,695.5	8,094.5	(6.9)%	(21.1)%
Bonds, notes and other obligations	6,412.2	6,876.6	7,128.7	3.7%	11.2%
Total	59,205.0	60,781.3	61,788.7	1.7%	4.4%
% of funding
Deposits and obligations	71.9%	74.4%	75.4%
Due to banks and correspondents and inter-bank funds	17.3%	14.3%	13.1%
Bonds, notes and other obligations	10.8%	11.3%	11.5%

Interbank's funding base was exposed to temporary impacts on the liquidity of the financial system and a depreciation of the foreign exchange rate, factors associated with political events in the country that took place in the first half of the year, as well as to higher savings resulting from the withdrawals of private pension funds and the unrestricted availability of the Compensation for Time of Service (CTS) accounts. In addition, it was still influenced by the long-term debt provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of September 30, 2021, the balance of such special funding was S/ 4,977.2 million, compared to S/ 5,435.3 million as of June 30, 2021 and S/ 5,713.6 million as of September 30, 2020.

The bank’s total funding base grew 1.7% QoQ, above the performance of interest-earning assets. This was explained by increases of 3.7% in bonds, notes and other obligations, and 3.0% in deposits and obligations, partially offset by a 6.9% reduction in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have grown 2.6% QoQ, while due to banks and correspondents and inter-bank funds would have decreased 4.4%.

The QoQ growth in bonds, notes and other obligations was mainly attributable to a 7.2% depreciation of the foreign exchange rate with respect to 2Q21, partially compensated by the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021.

The quarterly increase in deposits and obligations was mainly due to 11.1% growth in retail deposits, partially offset by reductions of 12.4% in institutional deposits and 0.6% in commercial deposits.

The QoQ decrease in due to banks and correspondents and inter-bank funds was mainly the result of lower funds from correspondent banks abroad, as well as a reduction in long-term funding provided by the Central Bank, associated with lower funds for the Reactiva Peru Program.

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The bank’s total funding base grew 4.4% YoY, slightly above the annual growth in interest-earning assets. This was explained by increases of 11.2% in bonds, notes and other obligations, and 9.5% in deposits and obligations, partially compensated by a 21.1% reduction in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 6.2% YoY, while due to banks and correspondents and inter-bank funds would have decreased 31.4%.

The YoY increase in bonds, notes and other obligations was mainly attributable to a 14.9% depreciation of the foreign exchange rate with respect to 3Q20, partially compensated by the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021.

The annual growth in deposits and obligations was mainly explained by increases of 19.1% in retail deposits and 4.8% in commercial deposits, partially offset by a 6.9% reduction in institutional deposits.

The YoY decrease in due to banks and correspondents and inter-bank funds was mainly the result of a reduction in long-term funding provided by the Central Bank, associated with lower funds for the Reactiva Peru Program, in addition to lower funds from correspondent banks abroad.

As of September 30, 2021, the proportion of deposits and obligations to total funding was 75.4%, higher than the 71.9% reported as of September 30, 2020. Likewise, the proportion of institutional deposits to total deposits decreased from 14.8% as of September 30, 2020 to 12.6% as of September 30, 2021.

Breakdown of deposits

S/ million	09.30.20	06.30.21	09.30.21	%chg 09.30.21/ 06.30.21	%chg 09.30.21/ 09.30.20
By customer service:
Retail	19,561.2	20,967.0	23,290.7	11.1%	19.1%
Commercial	16,272.8	17,148.7	17,054.2	(0.6)%	4.8%
Institutional	6,313.7	6,712.9	5,879.1	(12.4)%	(6.9)%
Other	390.5	380.7	341.6	(10.3)%	(12.5)%
Total	42,538.2	45,209.3	46,565.6	3.0%	9.5%
By type:
Demand	13,801.8	14,117.8	14,309.2	1.4%	3.7%
Savings	16,067.0	19,580.5	22,196.3	13.4%	38.1%
Time	12,655.4	11,505.0	10,046.0	(12.7)%	(20.6)%
Other	14.0	5.9	14.1	n.m.	0.6%
Total	42,538.2	45,209.3	46,565.6	3.0%	9.5%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q20	2Q21	3Q21	%chg QoQ		%chg YoY
Interest and similar income	987.0	881.3	907.0	2.9%		(8.1)%
Interest and similar expense	(244.8)	(211.2)	(225.9)	6.9%		(7.7)%
Net interest and similar income	742.1	670.1	681.1	1.6%		(8.2)%
NIM	4.6%	3.9%	4.0%	10	bps	-60	bps

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Interest and similar income

S/ million	3Q20	2Q21	3Q21	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	3.9	4.5	8.2	83.4%		n.m.
Financial investments	64.8	65.4	66.1	1.0%		1.9%
Loans	918.2	811.4	832.7	2.6%		(9.3)%
Total Interest and similar income	987.0	881.3	907.0	2.9%		(8.1)%
Average interest-earning assets	64,491.4	69,157.2	68,814.6	(0.5)%		6.7%
Average yield on assets (annualized)	6.1%	5.1%	5.3%	20	bps	-80	bps

Interest and similar expense

S/ million	3Q20	2Q21	3Q21	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(113.6)	(84.1)	(89.7)	6.6%		(21.1)%
Due to banks and correspondents and inter-bank funds	(45.5)	(35.3)	(35.7)	0.9%		(21.6)%
Bonds, notes and other obligations	(85.7)	(91.8)	(100.5)	9.5%		17.2%
Total Interest and similar expense	(244.8)	(211.2)	(225.9)	6.9%		(7.7)%
Average interest-bearing liabilities	57,336.5	61,382.6	61,285.0	(0.2)%		6.9%
Average cost of funding (annualized)	1.7%	1.4%	1.5%	10	bps	-20	bps

QoQ Performance

Net interest and similar income grew 1.6% QoQ due to a 2.9% increase in interest and similar income, partially offset by 6.9% growth in interest and similar expense.

The higher interest and similar income was due to increases of 83.4% in interest on due from banks and inter-bank funds, 2.6% in interest on loans and 1.0% in interest on financial investments.

Interest on due from banks and inter-bank funds grew S/ 3.7 million QoQ, or 83.4%, explained by a 10 basis point increase in the nominal average rate, in spite of a slight 1.5% reduction in the average volume due to lower reserve funds at the Central Bank.

Interest on loans grew S/ 21.3 million QoQ, or 2.6%, as the result of a 20 basis point increase in the average yield, together with 0.6% growth in the average loan portfolio.

The higher average rate on loans, from 7.7% in 2Q21 to 7.9% in 3Q21, was mostly explained by yield increases in commercial loans, particularly in short and medium-term loans and trade finance loans.

The higher average volume of loans was attributed to 2.7% growth in retail loans, partially offset by a decrease of 1.2% in commercial loans. In the retail portfolio, average volumes increased 2.8% in consumer loans and 2.5% in mortgages. In the commercial portfolio, average volumes decreased 3.5% in short and medium-term loans, and 1.7% in leasing operations, partially offset by 6.7% higher trade finance loans.

Interest on financial investments increased S/ 0.7 million QoQ, or 1.0%, due to a 10 basis point increase in the average yield, from 2.7% in 2Q21 to 2.8% in 3Q21, partially offset by a 3.4% reduction in the average volume.

The nominal average yield on interest-earning assets increased 20 basis points QoQ, from 5.1% in 2Q21 to 5.3% in 3Q21, in line with higher returns on all components of interest-earning assets.

The higher interest and similar expense was due to increases of 9.5% in interest on bonds, notes and other obligations, 6.6% in interest on deposits and obligations, and 0.9% in interest on due to banks and correspondents.

10

The increase in interest on bonds, notes and other obligations was mainly due to 3.4% growth in the average volume of such obligations, basically attributed to a 5.0% depreciation of the average foreign exchange rate with respect to 2Q21.

The quarterly growth in interest on deposits and obligations was due to a 10 basis point increase in the average cost, partially offset by a 0.1% decrease in the average volume. The increase in the average cost was due to higher rates paid to institutional deposits and certain commercial deposits following the Central Bank’s decision to start increasing the monetary policy rate. However, the average rate on retail deposits decreased. The slightly lower average volume was explained by a 17.1% decrease in institutional deposits, partially compensated by increases of 5.2% in retail deposits and 1.6% in commercial deposits. By currency, average balances of dollar-denominated deposits decreased 1.1% while average soles-denominated deposits grew 0.4%.

Interest on due to banks and correspondents increased S/ 0.4 million QoQ, or 0.9%, explained by a 10 basis point increase in the average cost, partially offset by a 3.3% reduction in the average volume. The higher average cost was explained by increased rates paid to correspondent banks abroad and inter-bank funds. The decrease in the average volume was mostly attributed to lower funding from the Central Bank, partially compensated by higher funding from COFIDE and correspondent banks abroad.

The average cost of funding increased 10 basis points, from 1.4% in 2Q21 to 1.5% in 3Q21, as the result of higher implicit cost of deposits and obligations, and due to banks and correspondents.

As a result of the above, net interest margin was 4.0% in 3Q21, 10 basis points higher than the 3.9% reported in 2Q21.

YoY Performance

Net interest and similar income decreased 8.2% YoY due to an 8.1% reduction in interest and similar income, partially offset by a 7.7% decrease in interest and similar expense.

The lower interest and similar income was due to a 9.3% reduction in interest on loans, partially compensated by increases of more than two-fold in interest on due from banks and inter-bank funds, and 1.9% in interest on financial investments.

Interest on loans decreased S/ 85.5 million YoY, or 9.3%, explained by a 100 basis point reduction in the average yield, partially offset by 2.1% growth in the average volume.

The annual decrease in the average rate on loans, from 8.9% in 3Q20 to 7.9% in 3Q21, was due to lower yields across the board on retail and commercial loans. It is worth mentioning that the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program has had a negative impact on the average rate on loans.

The higher average volume of loans was attributed to growth of 2.2% in retail loans and 1.9% in commercial loans. In the retail portfolio, average volumes grew mainly due to a 13.7% increase in mortgages, partially compensated by a reduction of 4.8% in consumer loans. In the commercial portfolio, the higher average volume was mainly due to an 18.6% increase in trade finance loans, despite lower balances of leasing operations and short and medium-term loans, attributed to the certain maturities and prepayments of loans under the Reactiva Peru Program.

Interest on due from banks and inter-bank funds grew S/ 4.3 million YoY, or more than two-fold, explained by growth of 10 basis points in the average yield and 13.1% in the average volume. The increase in the average volume was explained by higher deposits at the Central Bank, partially offset by lower average balances of reserve funds and inter-bank funds.

Interest on financial investments increased S/ 1.3 million YoY, or 1.9%, due to 18.6% growth in the average volume, partially offset by a 40 basis point reduction in the average yield. The increase in the average volume was the result of higher average balances of CDBCR, global bonds and sovereign bonds. The decrease in the nominal average rate, from 3.2% in 3Q20 to 2.8% in 3Q21, was explained by lower returns on CDBCR and corporate bonds.

The nominal average yield on interest-earning assets decreased 80 basis points YoY, from 6.1% in 3Q20 to 5.3% in 3Q21, in line with the lower returns on loans and financial investments.

It is worth mentioning that the change in asset mix, with volumes of cash and investments growing significantly more than the higher-yielding loan component, also explains the negative performance of the average yield on interest-earning assets in the comparing periods.

11

The lower interest and similar expense was due to reductions of 21.6% in interest on due to banks and correspondents, and 21.1% in interest on deposits and obligations, partially offset by a 17.2% increase in interest on bonds, notes and other obligations.

Interest on due to banks and correspondents declined S/ 9.8 million YoY, or 21.6%, as the result of a 30 basis point reduction in the average cost, from 2.0% in 3Q20 to 1.7% in 3Q21, in addition to a 6.4% decrease in the average volume. On one hand, the reduction in the average cost was explained by lower rates paid to funding provided by correspondent banks abroad, the Central Bank and COFIDE. On the other hand, the decrease in the average volume was due to lower funding from correspondent banks abroad and the Central Bank, in turn related to the bank’s participation in the Reactiva Peru Program.

Interest on deposits and obligations decreased S/ 23.9 million YoY, or 21.1%, explained by a 30 basis point reduction in the average cost, from 1.1% in 3Q20 to 0.8% in 3Q21, partially compensated by 9.3% growth in the average volume. The lower average cost was mainly due to reductions in rates paid to retail and commercial deposits. The higher average volume was explained by growth in retail and commercial deposits, partially compensated by a reduction in institutional deposits. By currency, average balances of dollar-denominated deposits increased 17.5% while average soles-denominated deposits grew 5.5%.

The higher interest on bonds, notes and other obligations was explained by 9.9% growth in the average volume, mainly attributable to a 12.0% depreciation of the foreign exchange rate with respect to 3Q20.

The average cost of funding decreased 20 basis points YoY, from 1.7% in 3Q20 to 1.5% in 3Q21, in line with the lower implicit cost of due to banks and deposits.

As a result of the above, net interest margin was 4.0% in 3Q21, 60 basis points lower than the 4.6% reported in 3Q20.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries decreased 38.2% QoQ and 76.3% YoY.

The quarterly reduction was due to lower provision requirements in the retail loan book, partially offset by higher provision requirements in the commercial loan book. In the retail portfolio, the reduction in provisions was mainly driven by lower requirements in credit cards and mortgages. Conversely, the increase in provisions in the commercial portfolio was explained by higher requirements in loans to small-sized and medium-sized companies.

The annual decrease in provisions was mainly explained by lower requirements in the retail loan book, as well as in loans to medium-sized companies. This was associated with a base effect when comparing to the situation in 3Q20, when the bank adjusted its expected loss models to address the impact of the COVID-19 pandemic.

The better performance in provision charges was mainly attributed to the improvement in payment behavior among Interbank’s retail clients during the last months.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 1.1% in 3Q21, lower than the 1.7% and 4.5% reported in 2Q21 and 3Q20, respectively.

Impairment loss on loans, net of recoveries

S/ million	3Q20	2Q21	3Q21	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(463.2)	(177.9)	(110.0)	(38.2)%		(76.3)%
Impairment loss on loans/average gross loans	4.5%	1.7%	1.1%	-60	bps	-340	bps
NPL ratio (at end of period)	3.4%	3.2%	3.0%	-20	bps	-40	bps
NPL coverage ratio (at end of period)	196.5%	168.7%	169.2%	50	bps	n.m.
Impairment allowance for loans	3,116.2	2,466.8	2,296.3	(6.9)%		(26.3)%

The NPL ratio decreased 20 basis points QoQ and 40 basis points YoY, to 3.0% in 3Q21. On one hand, the quarterly reduction was due to a 90 basis point decrease in retail loans’ NPL, driven by improvements in cash loans, vehicle loans and credit cards, partially compensated by a 30 basis point increase in the commercial portfolio. On the other hand, the lower NPL ratio YoY was explained by a 190 basis point decrease in the retail portfolio, partially offset by a 60 basis point increase in the commercial portfolio.

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Furthermore, the NPL coverage ratio was 169.2% as of September 30, 2021, higher than the 168.7% reported as of June 30, 2021 but lower than the 196.5% registered as of September 30, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 3.2 million QoQ, or 1.9%, mainly explained by higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, fees from collection services, and fees from indirect loans. These effects were partially offset by lower commissions from banking services.

Net fee income from financial services grew S/ 13.0 million YoY, or 8.5%, mainly due to increases of S/ 20.3 million in commissions from credit card services, S/ 12.2 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, S/ 3.4 million in commissions from banking services, S/ 3.4 million in fees from indirect loans, and S/ 2.3 million in fees from collection services.

Fee income from financial services, net

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Income
Commissions from credit card services	68.2	70.8	88.5	24.9%	29.8%
Commissions from banking services	69.7	76.4	73.1	(4.3)%	5.0%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	50.7	55.0	62.9	14.3%	24.2%
Fees from indirect loans	13.3	16.2	16.7	3.1%	25.5%
Collection services	11.4	12.8	13.7	7.5%	20.4%
Other	7.9	18.3	15.9	(13.1)%	n.m.
Total income	221.1	249.6	270.9	8.5%	22.5%
Expenses
Insurance	(24.3)	(26.1)	(25.5)	(2.2)%	4.9%
Fees paid to foreign banks	(4.0)	(11.3)	(9.0)	(20.8)%	n.m.
Other	(39.7)	(49.2)	(70.3)	42.8%	77.3%
Total expenses	(68.0)	(86.6)	(104.8)	21.0%	54.1%
Fee income from financial services, net	153.1	162.9	166.1	1.9%	8.5%

OTHER INCOME

Other income decreased S/ 15.6 million QoQ, mainly explained by lower net gain on sale of financial investments, and on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income reduced S/ 3.4 million YoY due to a decrease in net gain on sale of financial investments, partially offset by higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income

S/ million	3Q20	2Q21	3Q21		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	71.0	107.8	105.1	(1)	(2.6)%	48.0%
Net gain on sale of financial investments	28.3	6.5	(3.9)		n.m.	n.m.
Other	20.4	17.5	15.1		(13.7)%	(25.9)%
Total other income	119.7	131.9	116.3		(11.8)%	(2.9)%

(1)	Includes S/ 140.0 million of net gain on foreign exchange transactions and S/ -34.9 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

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OTHER EXPENSES

Other expenses increased S/ 48.8 million QoQ, or 11.6%, and S/ 101.1 million YoY, or 27.5%, mainly as a result of higher administrative expenses, as well as higher salaries and employee benefits. On one hand, growth in administrative expenses was mainly related to higher marketing and credit card expenses. On the other hand, salaries and employee benefits grew due to higher employee profit sharing. It is worth mentioning that investments in digital ventures have also had a significant weight in the increase of total other expenses.

The efficiency ratio was 47.1% in 3Q21, compared to the 42.5% reported in 2Q21 and the 35.2% registered in 3Q20.

Other expenses

S/ million	3Q20	2Q21	3Q21	%chg QoQ		%chg YoY
Salaries and employee benefits	(128.3)	(157.4)	(164.7)	4.6%		28.3%
Administrative expenses	(173.0)	(194.9)	(227.9)	16.9%		31.7%
Depreciation and amortization	(55.9)	(58.0)	(61.4)	5.8%		9.9%
Other	(10.1)	(9.2)	(14.5)	57.2%		42.6%
Total other expenses	(367.3)	(419.6)	(468.4)	11.6%		27.5%
Efficiency ratio	35.2%	42.5%	47.1%	460	bps	n.m.

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 16.3% as of September 30, 2021, below the 16.5% reported as of June 30, 2021 and the 17.0% registered as of September 30, 2020.

In 3Q21, regulatory capital increased 1.3% QoQ. Similarly, RWA grew 2.7% QoQ due to higher capital requirements for credit risk and operating risk. The higher RWA for credit risk were attributed to an increase of RWA for loans and a higher risk weight applied to intangible assets, as well as to higher RWA for financial investments.

The annual reduction in the total capital ratio was due to an 8.6% increase in RWA, partially offset by 4.1% growth in regulatory capital. The YoY increase in RWA was mostly attributed to higher capital requirements for credit risk and operating risk. RWA for credit risk grew due to higher RWA for loans, in addition to a higher risk weight applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments.

Regulatory capital increased YoY mainly as a result of the depreciation of the foreign exchange rate over the dollar-denominated subordinated debt, as well as the addition of S/ 166.9 million in capital, reserves and earnings with capitalization agreement during the last twelve months. These effects were partially compensated by the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021.

Also, it is worth mentioning that in June 2021, the SBS issued the Official Document No. 27358-2021 which refers to the Emergency Decree No. 037-2021, by which it established that, from April 2021 to March 2022, the minimum regulatory capital ratio requirement is reduced from 10% to 8%.

As of September 30, 2021, Interbank’s capital ratio of 16.3% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 8.5%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.0%, while the additional capital requirement for Interbank was 0.5% as of September 30, 2021. Furthermore, Core Equity Tier 1 (CET1) was 12.0% as of September 30, 2021, above the 11.4% reported as of September 30, 2020, mainly due to the accumulation of earnings with no capitalization agreement.

14

Regulatory capital

S/ million	09.30.20	06.30.21	09.30.21	%chg 09.30.21/ 06.30.21		%chg 09.30.21/ 09.30.20
Tier I capital	5,932.3	6,098.5	6,097.4	(0.0)%		2.8%
Tier II capital	2,840.2	2,917.4	3,034.7	4.0%		6.8%
Total regulatory capital	8,772.6	9,015.8	9,132.1	1.3%		4.1%
Risk-weighted assets (RWA)	51,680.2	54,664.5	56,117.5	2.7%		8.6%
Total capital ratio	17.0%	16.5%	16.3%	-20	bps	-70	bps
Tier I capital / RWA	11.5%	11.2%	10.9%	-30	bps	-60	bps
CET1	11.4%	11.5%	12.0%	50	bps	60	bps

15

Interseguro

SUMMARY

Interseguro’s profits reached S/ 13.4 million in 3Q21, a decrease of S/ 95.5 million QoQ and S/ 53.1 million YoY.

The quarterly performance was mainly due to a S/ 59.5 million reduction in other income, mostly related to a net loss on financial assets at fair value, in addition to a S/ 41.8 million decrease in total premiums earned minus claims and benefits, as well as a S/ 11.1 million increase in other expenses. These factors were partially offset by growth of S/ 25.3 million in net interest and similar income.

The annual decrease in net profit was mainly explained by reductions of S/ 38.9 million in other income and S/ 24.4 million in total premiums earned minus claims and benefits, as well as by an increase of S/ 27.0 million in other expenses and a S/ 9.5 million negative performance in translation result. These effects were partially compensated by a S/ 53.2 million increase in net interest and similar income.

Interseguro’s ROAE was 5.3% in 3Q21, below the 43.2% reported in 2Q21 and the 35.7% reported in 3Q20.

Insurance Segment’s P&L Statement

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Interest and similar income	160.5	190.3	224.8	18.1%	40.0%
Interest and similar expenses	(20.7)	(22.6)	(31.8)	40.6%	53.5%
Net Interest and similar income	139.8	167.7	193.0	15.1%	38.0%
Recovery (loss) due to impairment of financial investments	(2.5)	(6.4)	(8.3)	28.1%	n.m.
Net Interest and similar income after impairment loss	137.3	161.3	184.7	14.5%	34.5%
Fee income from financial services, net	(1.5)	0.3	(2.1)	n.m.	35.2%
Other income	62.5	83.1	23.6	(71.6)%	(62.2)%
Total premiums earned minus claims and benefits	(63.3)	(45.9)	(87.7)	90.9%	38.6%
Net premiums	139.6	225.0	254.9	13.3%	82.6%
Adjustment of technical reserves	9.5	(46.0)	(108.8)	n.m.	n.m.
Net claims and benefits incurred	(212.4)	(225.0)	(233.9)	3.9%	10.1%
Other expenses	(63.9)	(79.8)	(90.9)	13.9%	42.3%
Income before translation result and income tax	71.2	119.0	27.7	(76.7)%	(61.1)%
Translation result	(4.7)	(10.1)	(14.2)	41.0%	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	66.5	108.9	13.4	(87.7)%	(79.8)%
ROAE	35.7%	43.2%	5.3%
Efficiency ratio	9.5%	9.9%	13.7%

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RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Interest and similar income	160.5	190.3	224.8	18.1%	40.0%
Interest and similar expenses	(9.2)	(9.9)	(17.0)	71.3%	85.2%
Net interest and similar income	151.3	180.4	207.8	15.2%	37.3%
Recovery (loss) due to impairment of financial investments	(2.5)	(6.4)	(8.3)	28.1%	n.m.
Net Interest and similar income after impairment loss	148.9	174.0	199.5	14.7%	34.0%
Net gain (loss) on sale of financial investments	25.7	8.6	18.2	n.m.	(29.1)%
Net gain (loss) on financial assets at fair value through profit or loss	18.0	36.4	(25.9)	n.m.	n.m.
Rental income	9.6	14.8	15.1	2.4%	58.0%
Gain on sale of investment property	—	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	5.4	21.1	12.6	(40.1)%	n.m.
Other(1)	(4.6)	(1.0)	(1.7)	60.6%	(63.9)%
Other income	54.1	79.8	18.4	(76.9)%	(65.9)%
Results from investments	202.9	253.7	217.9	(14.1)%	7.4%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 207.8 million in 3Q21, an increase of S/ 27.4 million, or 15.2%, QoQ, and S/ 56.5 million, or 37.3%, YoY.

The quarterly and annual performances were mainly explained by increases of S/ 34.5 million and S/ 64.3 million in interest and similar income, respectively, mostly attributed to a higher return of the fixed income portfolio.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 8.3 million in 3Q21, compared to losses of S/ 6.4 million in 2Q21 and S/ 2.5 million in 3Q20.

The quarterly and annual performances were mainly due to an additional provision for impairment on a fixed income investment that had been downgraded from A- to BBB+ as a result of the political uncertainty around Peru’s new administration.

OTHER INCOME

Other income related to investments was S/ 18.4 million in 3Q21, a decrease of S/ 61.4 million QoQ and S/ 35.7 million YoY.

The quarterly reduction was mainly due to decreases of S/ 62.3 million in net gain (loss) on financial assets at fair value, mostly related to negative mark-to-market, and S/ 8.5 million in valuation gain from investment property. These factors were partially compensated by growth of S/ 9.6 million in net gain on sale of financial investments.

The annual decrease was explained by reductions of S/ 43.9 million in net gain on financial assets at fair value and S/ 7.5 million in net gain on sale of financial investments, partially offset by increases of S/ 7.2 million in valuation gain from investment property and S/ 5.5 million in rental income.

17

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Net premiums	139.6	225.0	254.9	13.3%	82.6%
Adjustment of technical reserves	9.5	(46.0)	(108.8)	n.m.	n.m.
Net claims and benefits incurred	(212.4)	(225.0)	(233.9)	3.9%	10.1%
Total premiums earned minus claims and benefits	(63.3)	(45.9)	(87.7)	90.9%	38.6%

Total premiums earned minus claims and benefits were S/ -87.7 million in 3Q21, a decrease of S/ 41.8 million QoQ and S/ 24.4 million YoY.

The quarterly result was explained by increases of S/ 62.8 million in adjustment of technical reserves and S/ 8.9 million in net claims and benefits incurred, partially offset by an increase of S/ 29.9 million in net premiums.

The annual performance was the result of increases of S/ 118.3 million in adjustment of technical reserves and S/ 21.5 million in net claims and benefits incurred, partially offset by a S/ 115.3 million growth in net premiums.

NET PREMIUMS

Net Premiums by Business Line

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Annuities	50.2	130.4	144.5	10.8%	n.m.
D&S	0.1	0.0	0.0	(7.0)%	(23.6)%
Individual Life	34.9	41.3	47.1	14.0%	34.9%
Retail Insurance	54.5	53.2	63.3	18.8%	16.1%
Net Premiums	139.6	225.0	254.9	13.3%	82.6%

Net premiums were S/ 254.9 million in 3Q21, an increase of S/ 29.9 million, or 13.3%, QoQ and S/ 115.3 million, or 82.6%, YoY.

The quarterly result was mainly due to growth of S/ 14.1 million in annuities, S/ 10.1 million in retail insurance premiums and S/ 5.8 million in individual life.

The annual performance in net premiums was mainly due to increases of S/ 94.3 million in annuities, S/ 12.2 million in individual life and S/ 8.8 million in retail insurance premiums.

It is worth mentioning that the overall growth in annuities was a result of better market conditions, while individual life premiums grew due to an improvement in the collection of premiums.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Annuities	22.4	(22.5)	(85.7)	n.m.	n.m.
Individual Life	(19.4)	(25.2)	(14.6)	(42.3)%	(25.1)%
Retail Insurance	6.6	1.7	(8.6)	n.m.	n.m.
Adjustment of technical reserves	9.5	(46.0)	(108.8)	n.m.	n.m.

Adjustment of technical reserves was S/ 108.8 million in 3Q21, an increase of S/ 62.8 million QoQ and S/ 118.3 million YoY.

The quarterly growth was mainly due to an increase of S/ 63.2 million in technical reserves for annuities, mostly attributed to (i) higher technical reserves for inflation-indexed annuities due to an increase in the inflation rate, and (ii) the effect of higher sales.

18

The annual growth was mainly explained by S/ 108.1 million higher technical reserves for annuities, mostly attributed to (i) higher technical reserves for inflation-indexed annuities due to an increase in the inflation rate, and (ii) the effect of higher sales. Additionally, the annual performance in the adjustment of technical reserves was also explained by S/ 15.2 million higher reserve requirements for retail insurance, partially offset by a S/ 4.8 million reduction in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Annuities	(166.3)	(180.4)	(186.6)	3.5%	12.2%
D&S	(0.1)	(0.3)	(0.8)	n.m.	n.m.
Individual Life	(6.3)	(11.9)	(7.0)	(41.2)%	10.5%
Retail Insurance	(39.7)	(32.4)	(39.4)	21.7%	(0.9)%
Net claims and benefits incurred	(212.4)	(225.0)	(233.9)	3.9%	10.1%

Net claims and benefits incurred reached S/ 233.9 million in 3Q21, an increase of S/ 8.9 million QoQ and S/ 21.5 million YoY.

The quarterly result was due to a S/ 7.0 million increase in retail insurance claims, mainly related to credit life insurance associated with COVID-19 mortality in Peru, and S/ 6.2 million higher annuity benefits, partially offset by a S/ 4.9 million decrease in individual life claims.

The annual performance was mainly explained by increases of S/ 20.3 million in annuity benefits and S/ 0.7 million in individual life claims.

OTHER EXPENSES

Other Expenses

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(17.7)	(22.7)	(26.5)	17.0%	50.2%
Administrative expenses	(9.3)	(13.7)	(16.4)	20.0%	76.0%
Depreciation and amortization	(6.4)	(6.3)	(6.4)	1.5%	0.2%
Expenses related to rental income	(0.3)	(0.7)	(1.5)	n.m.	n.m.
Other	(30.1)	(36.4)	(40.0)	9.8%	32.7%
Other expenses	(63.9)	(79.8)	(90.9)	13.9%	42.3%
Other expenses increased S/ 11.1 million QoQ, or 13.9%, and S/ 27.0 million YoY, or 42.3%.

The quarterly result was mainly due to increases of S/ 3.8 million in salaries and employee benefits, S/ 3.6 million in other expenses, S/ 2.7 million in administrative expenses and S/ 0.8 million in expenses related to rental income.

The annual performance in other expenses was mainly due to growths of S/ 9.9 million in other expenses, S/ 8.8 million in salaries and employee benefits, and S/ 7.1 million in administrative expenses, mostly attributed to base effects after cost containment measures that were implemented during 2020 to deal with the COVID-19 pandemic.

19

Inteligo

SUMMARY

Inteligo’s net profit in 3Q21 was S/ 183.7 million, an increase of S/ 94.1 million or more than two-fold QoQ, and S/ 73.2 million or 66.2% YoY.

The main driver of the solid performance in 3Q21 was the contribution of other income, which showed strong gains for the period, mainly associated with positive mark-to-market valuations on proprietary portfolio investments. Higher net fee income from financial services also supported the better results, which helped offset a pickup in other expenses.

From a business development perspective, Inteligo’s prospection process continued to be effective alongside with political uncertainty around Peru’s new administration, and continued to show positive results in terms of new account openings, higher deposits from clients and higher assets under management. Accordingly, Inteligo’s AUM plus deposits grew 4.2% QoQ and 22.8% YoY as of September 30, 2021.

Consequently, Inteligo’s ROAE was 56.7% in 3Q21, well above the already strong 30.4% reported in 2Q21 and in line with the 53.5% registered in 3Q20. Furthermore, the efficiency ratio was 16.2% in 3Q21.

Wealth Management Segment’s P&L Statement

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Interest and similar income	37.9	39.3	36.7	(6.5)%	(3.2)%
Interest and similar expenses	(12.8)	(9.5)	(10.6)	11.3%	(17.4)%
Net interest and similar income	25.1	29.7	26.1	(12.3)%	4.1%
Impairment loss on loans, net of recoveries	(0.0)	0.0	(2.1)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(0.2)	(0.9)	0.1	n.m.	n.m.
Net interest and similar income after impairment loss	24.8	28.8	24.1	(16.4)%	(2.9)%
Fee income from financial services, net	40.1	49.1	50.4	2.8%	25.9%
Other income	75.2	52.3	146.6	n.m.	95.0%
Other expenses	(27.3)	(33.9)	(36.8)	8.6%	34.7%
Income before translation result and income tax	112.7	96.3	184.4	91.4%	63.5%
Translation result	(0.2)	(4.3)	2.0	n.m.	n.m.
Income tax	(2.1)	(2.4)	(2.6)	8.9%	25.6%
Profit for the period	110.5	89.6	183.7	n.m.	66.2%
ROAE	53.5%	30.4%	56.7%
Efficiency ratio	19.5%	25.5%	16.2%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 23,586.1 million in 3Q21, a S/ 1,028.5 million or 4.6% increase QoQ and a S/ 3,706.2 million or 18.6% growth YoY. This was mainly a result of a higher foreign exchange rate between the comparing periods, as most AUM are denominated in dollars.

Client deposits were S/ 4,717.6 million in 3Q21, a S/ 122.0 million or 2.7% increase QoQ, also as a result of a higher foreign exchange rate between the comparing periods. On a YoY basis, client deposits increased S/ 1,552.7 million or 49.1%, mainly due to net new funds from clients amid the political uncertainty around Peru’s new administration.

20

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	1.4	1.0	2.1	n.m.	50.7%
Financial Investments	20.8	22.1	18.5	(16.3)%	(10.8)%
Loans	15.8	16.2	16.1	(0.2)%	2.1%
Total interest and similar income	37.9	39.3	36.7	(6.5)%	(3.2)%
Interest and similar expenses
Deposits and obligations	(11.2)	(8.4)	(9.5)	12.8%	(15.7)%
Due to banks and correspondents	(1.6)	(1.1)	(1.1)	0.2%	(29.4)%
Total interest and similar expenses	(12.8)	(9.5)	(10.6)	11.3%	(17.4)%
Net interest and similar income	25.1	29.7	26.1	(12.3)%	4.1%

Inteligo’s net interest and similar income was S/ 26.1 million in 3Q21, a decrease of S/ 3.6 million or 12.3% when compared with 2Q21, mainly attributable to a lower asset allocation to fixed income investments within the proprietary portfolio.

Net interest and similar income increased S/ 1.0 million YoY, or 4.1%, mainly as a consequence of the lower cost of funding caused by large liquidity inflows in non-interest bearing accounts.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.2	3.1	2.6	(18.6)%	15.5%
Funds management	38.2	46.5	48.3	3.7%	26.4%
Total income	40.4	49.7	50.8	2.3%	25.8%
Expenses
Brokerage and custody services	(0.1)	(0.3)	(0.2)	(35.9)%	48.8%
Others	(0.2)	(0.3)	(0.2)	(35.3)%	(16.7)%
Total expenses	(0.3)	(0.6)	(0.4)	(35.7)%	11.1%
Fee income from financial services, net	40.1	49.1	50.4	2.8%	25.9%

Net fee income from financial services was S/ 50.4 million in 3Q21, an increase of S/ 1.3 million or 2.8% when compared to the previous quarter, mainly attributed to higher funds management fees due to an increased foreign exchange rate between periods. This was partially offset by sequentially lower assets under management at Interfondos, which were affected by the political uncertainty around Peru’s new administration.

On a YoY basis, net fee income from financial services increased S/ 10.4 million, or 25.9%. This was mainly explained by an increase in fees from funds management, also supported by a higher foreign exchange rate.

OTHER INCOME

Other income

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(6.3)	0.3	8.8	n.m.	n.m.
Net trading gain (loss)	82.8	45.9	141.5	n.m.	70.8%
Other	(1.4)	6.1	(3.7)	n.m.	n.m.
Total other income	75.2	52.3	146.6	n.m.	95.0%

21

Inteligo’s other income reached S/ 146.6 million in 3Q21, an increase of S/ 94.3 million QoQ and S/ 71.4 million YoY, mainly attributable to a strong boost in mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	3Q20	2Q21	3Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(15.4)	(20.0)	(21.9)	9.3%	42.3%
Administrative expenses	(8.6)	(9.8)	(10.4)	6.2%	20.8%
Depreciation and amortization	(3.4)	(3.7)	(3.9)	6.8%	16.0%
Other	0.0	(0.4)	(0.6)	49.3%	n.m.
Total other expenses	(27.3)	(33.9)	(36.8)	8.6%	34.7%
Efficiency ratio	19.5%	25.5%	16.2%

Other expenses reached S/ 36.8 million in 3Q21, an increase of S/ 2.9 million QoQ, or 8.6%, and S/ 9.5 million YoY, or 34.7%. This was mainly attributable to an increase in total headcount, in addition to the effect of a higher foreign exchange rate in certain cost components between the comparing periods.

22

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2021, December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

Interim consolidated financial statements as of September 30, 2021, December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of September 30, 2021 (unaudited) and December 31, 2020 (audited)

	Note	30.09.2021	31.12.2020
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,705,522	3,397,663
Interest bearing		15,953,066	14,750,135
Restricted funds		672,125	617,684
		20,330,713	18,765,482
Inter-bank funds	4(e)	—	18,105
Financial investments	5	24,154,724	24,277,115
Loans, net:	6
Loans, net of unearned interest		44,037,269	43,504,274
Impairment allowance for loans		(2,298,737)	(2,984,851)
		41,738,532	40,519,423
Investment property	7	1,242,172	1,043,978
Property, furniture and equipment, net		795,008	844,427
Due from customers on acceptances		91,488	16,320
Intangibles and goodwill, net		1,031,831	1,042,585
Other accounts receivable and other assets, net	8	2,740,581	1,355,029
Deferred Income Tax asset, net		261,550	353,565
Total assets		92,386,599	88,236,029
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		9,723,455	9,354,487
Interest bearing		41,181,231	37,794,788
		50,904,686	47,149,275
Inter-bank funds	4(e)	100,003	28,971
Due to banks and correspondents	10	8,373,796	9,660,877
Bonds, notes and other obligations	11	8,640,273	7,778,751
Due from customers on acceptances		91,488	16,320
Insurance contract liabilities	12	11,412,030	12,501,723
Other accounts payable, provisions and other liabilities	8	3,064,840	2,146,152
Deferred Income Tax liability, net		1,625	11
Total liabilities		82,588,741	79,282,080
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,314)	(2,769)
Capital surplus		532,771	532,771
Reserves		5,200,000	5,200,000
Unrealized results, net		312,304	836,773
Retained earnings		2,670,214	1,303,317
		9,749,992	8,908,109
Non-controlling interest		47,866	45,840
Total equity, net		9,797,858	8,953,949
Total liabilities and equity, net		92,386,599	88,236,029

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the nine-month periods ended September 30, 2021 and 2020

	Note	30.09.2021	30.09.2020
		S/(000)	S/(000)
Interest and similar income	15	3,368,552	3,477,765
Interest and similar expenses	15	(767,212)	(925,777)
Net interest and similar income		2,601,340	2,551,988
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(478,950)	(2,066,425)
Recovery (loss) due to impairment of financial investments	5(c)	30,947	(55,195)
Net interest and similar income after impairment loss		2,153,337	430,368
Fee income from financial services, net	16	600,936	537,556
Net gain on foreign exchange transactions		310,253	248,698
Net gain on sale of financial investments		244,916	133,205
Net gain on financial assets at fair value through profit or loss		316,177	35,212
Net gain on investment property	7(b)	109,773	41,208
Other income	17	51,769	36,157
		1,633,824	1,032,036
Insurance premiums and claims
Net premiums earned	18(a)	448,191	390,114
Net claims and benefits incurred for life insurance contracts and others	18(b)	(699,776)	(579,520)
		(251,585)	(189,406)
Other expenses
Salaries and employee benefits		(595,757)	(532,819)
Administrative expenses		(700,133)	(556,600)
Depreciation and amortization		(204,477)	(195,835)
Other expenses	17	(123,018)	(88,592)
		(1,623,385)	(1,373,846)
Income (loss) before translation result and Income Tax		1,912,191	(100,848)
Translation result		(67,708)	(42,070)
Income Tax	14(e)	(308,672)	149,030
Net profit for the period		1,535,811	6,112
Attributable to:
IFS’s shareholders		1,529,087	7,258
Non-controlling interest		6,724	(1,146)
		1,535,811	6,112
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	13.248	0.063
Weighted average number of outstanding shares (in thousands)	19	115,420	115,447

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the nine-month periods ended September 30, 2021 and 2020

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Net profit for the period	1,535,811	6,112
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains (losses) on equity instruments at fair value through other comprehensive income	127,549	(57,015)
Income Tax	(56)	—
Total unrealized gain (loss) that will not be reclassified to the consolidated statement of income	127,493	(57,015)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(2,681,991)	(82,224)
Income Tax	7,456	(1,413)
	(2,674,535)	(83,637)
Insurance premiums reserve	1,931,138	204,868
Net movement of cash flow hedges	128,227	(5,528)
Income Tax	(20,223)	1,367
	108,004	(4,161)
Translation of foreign operations	148,411	67,043
Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods	(486,982)	184,113
Total other comprehensive income for the period, net of Income Tax	1,176,322	133,210
Attributable to:
IFS’s shareholders	1,173,968	133,847
Non-controlling interest	2,354	(637)
	1,176,322	133,210

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the nine-month periods ended September 30, 2021 and 2020

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares (in thousands)						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	7,258	7,258	(1,146)	6,112
Other comprehensive income	—	—	—	—	—	—	(56,911)	(83,937)	204,532	(4,138)	67,043	—	126,589	509	127,098
Total other comprehensive income	—	—	—	—	—	—	(56,911)	(83,937)	204,532	(4,138)	67,043	7,258	133,847	(637)	133,210
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Sale of treasury stock, Note 13(b)	—	1	—	139	—	—	—	—	—	—	—	—	139	—	139
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	32,817	—	—	—	—	(32,817)	—	—	—
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,249)	(934)	2	(932)
Balance as of June 30, 2020	115,447	—	1,038,017	(57)	532,771	5,200,000	240,789	952,222	(719,323)	(26,896)	155,519	918,652	8,291,694	43,511	8,335,205

Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,529,087	1,529,087	6,724	1,535,811
Other comprehensive income	—	—	—	—	—	—	127,271	(2,666,437)	1,927,968	107,668	148,411	—	(355,119)	(4,370)	(359,489)
Total other comprehensive income	—	—	—	—	—	—	127,271	(2,666,437)	1,927,968	107,668	148,411	1,529,087	1,173,968	2,354	1,176,322
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(332,096)	(332,096)	—	(332,096)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(545)	—	—	—	—	—	—	—	—	(545)	—	(545)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(169,350)	—	—	—	—	169,350	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	556	556	—	556
Balance as of June 30, 2021	115,447	(29)	1,038,017	(3,314)	532,771	5,200,000	255,133	(999,334)	672,123	70,560	313,822	2,670,214	9,749,992	47,866	9,797,858

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the nine-month periods ended September 30, 2021 and 2020

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	1,535,811	6,112
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	478,950	2,066,425
(Recovery) loss due to impairment of financial investments	(30,947)	55,195
Depreciation and amortization	204,477	195,835
Provision for sundry risks	7,215	3,287
Deferred Income Tax	80,737	(192,500)
Net gain on sale of financial investments	(244,916)	(133,205)
Net gain of financial assets at fair value through profit or loss	(316,177)	(35,212)
Gain for valuation of investment property	(69,219)	(11,919)
Translation result	67,708	42,070
Decrease (increase) in accrued interest receivable	142,673	(73,758)
Decrease in accrued interest payable	(91,133)	(15,529)
Net changes in assets and liabilities
Net increase in loans	(1,771,314)	(5,743,392)
Net increase in other accounts receivable and other assets	(757,436)	(348,898)
Net (increase) decrease in restricted funds	(65,918)	603,121
Increase in deposits and obligations	3,875,542	7,154,367
(Decrease) increase in due to banks and correspondents	(1,290,639)	6,589,229
Increase in other accounts payable, provisions and other liabilities	2,446,594	411,299
Increase (decrease) of investments at fair value through profit or loss	(607,844)	48,954
Net cash provided by operating activities	3,594,164	10,621,481

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Cash flows from investing activities
Net sale of financial investments	(1,622,721)	(3,453,776)
Purchase of property, furniture and equipment	(36,367)	(42,752)
Purchase of intangible assets	(104,477)	(146,425)
Purchase of investment property	(127,360)	(55,555)
Net cash used in investing activities	(1,890,925)	(3,698,508)
Cash flows from financing activities
Dividends paid	(332,096)	(698,228)
Net (decrease) increase of bonds, notes and other obligations	(91,000)	1,069,094
Net decrease in receivable inter-bank funds	18,105	85,006
Net increase (decrease) in payable inter-bank funds	71,032	(169,138)
(Purchase) sale of treasury stock, net	(545)	139
Dividend payments to non-controlling interest	(328)	(2,432)
Lease payments	(81,604)	(79,214)
Net cash (used in) provided by financing activities	(416,436)	205,227
Net increase in cash and cash equivalents	1,286,803	7,128,200
Gain (loss) from exchange rate varation on cash and cash equivalents	223,403	(49,126)
Cash and cash equivalents at the beginning of the period	18,145,919	9,851,729
Cash and cash equivalents at the end of the period	19,656,125	16,930,803

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of September 30, 2021 (unaudited) and December 31, 2020 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of September 30, 2021, Intercorp Perú holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS (70.64 percent of the issued and outstanding capital stock of IFS, as of December 31, 2020).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of September 30, 2021 and December 31, 2020, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of September 30, 2021, have been approved by the Audit Committee and Board of Directors held on November 08 and  November 09, 2021, respectively. The audited consolidated financial statements as of December 31, 2020, were approved by the General Shareholders’ Meeting held on March 31, 2021.

(b)Global pandemic Covid-19 –

(b.1)State of National and Sanitary Emergency

In December 2019, a new coronavirus strain (SARS-CoV-2) was identified in Wuhan, China, which causes the coronavirus disease 2019 known as “Covid-19”, and subsequently, in March 2020, it was declared a global pandemic by the World Health Organization. Covid-19 has had a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and are subject to quarantine measures.

In the case of Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential (the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

Subsequently, in May 2020, through Supreme Decree No. 080-2020, the government approved the gradual resumption of economic activities in order to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing. The last phase had considered the reopening of the entertainment sector with reduced capacity.

Notwithstanding the aforementioned, due to the increase in the number of infections at national level, through Supreme Decree No. 025-2021-SA, dated August 14, 2021, the Peruvian Government extended the State of Sanitary Emergency until March 01, 2022. Likewise, through Supreme Decree No. 167-2021-PCM, the State of National Emergency was also extended through November 30, 2021, with measures focused by region in the areas of health care and traffic restrictions on movement.

(b.2)Economic measures adopted by the Peruvian Government

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance and private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial system (due to the closure of most sectors of economic activity), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of deposits from compensation from service time accounts, setting of Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Supreme Decree No. 1485-2020,  which has the purpose to secure the continuity of companies’ payment chain to face the impact of Covid-19.

Such program grants guarantees to companies to obtain working capital loans and thus fulfill their short-term obligations to their workers and suppliers of goods and services. This program manages guarantees for the Peruvian financial system whose total amounted to S/60,000 million.

As of September 30, 2021 and December 31, 2020, Interbank held loans of the “Reactiva Peru” program for an amount of S/5,510,196,000 and S/6,615,768,000, respectively, from which S/4,929,468,000 and S/5,855,826,000, respectively, are guaranteed by the Peruvian Government.

(b.3)Measures adopted by the Company and Subsidiaries

Management and the Board of IFS monitors the situation closely and is focusing on four fundamental pillars which is going to allow the continuity of its operations; taking the following measures in each one of these pillars:

i)Liquidity and solvency

Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program, which in turn allowed a higher collection in the levels of deposits. Likewise, in order to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:

Interbank:

-

The General Shareholders’ Meeting of Interbank held on April 3, 2020, approved the reduction in the percentage of distributable dividends for the 2019 period, from 45 percent to 25 percent. In addition, through the General Shareholders’ Meeting held on March 25, 2021, approved the capitalization of the net profit generated in the first quarter of 2020 for S/231,887,000.

-	On June 30, 2020, Interbank placed an International subordinated bonds for US$300,000,000.

Interseguro:

-On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.

-	Later in General Shareholders’ Meeting held on December 24, 2020, Interseguro approved the capitalization of S/48,148,000 with charge to the retained earnings.

-	Through the General Shareholders’ Meeting held on March 09, 2021, Interseguro approved the capitalization of S/62,962,963.

ii)Operations

In order to sustain the Group’s operations, the following measures have been taken:

-Provide to employees with technological tools

-Implementation of new protocols for business continuity under the current circumstances

-Monitoring of supplier operations related to the supply of cash

-Reinforcement of IT systems and cybersecurity

iii) Distribution channels

-Financial stores – implementation of flexible opening hours

-ATMs – Maintenance and cash availability of cash at full capacity

-Call center – Increase of telephone operators

-Apps and home banking

iv) Employees

-Implementation of Covid-19 protocols and health surveillance

-Home office implementation

-	Testing kits to detect Covid-19 acquired for the Group’s employees and daily health tracking in case of contagion

In Management’s opinion, these and other additional measures implemented will sufficiently enable IFS to address the negative effects of the Covid-19 pandemic.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of September 30, 2021, Interbank had 194 offices (215 offices as of December 31, 2020). Additionally, IFS holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of September 30, 2021 and December 31, 2020, amounted to S/95,360,000 and S/118,892,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo Group is an entity incorporated in the Republic of Panama. As of September 30, 2021 and December 31, 2020, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of September 30, 2021 and December 31, 2020, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019. Provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Perú S.A. (absorbed company), the latter being extinguished without the need to liquidate. As of September 30, 2021, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock (as of December 31, 2020, as a result of the merger between Interseguro and Seguros Sura, Negocios e Inmuebles S.A. and Holding Retail Perú S.A. held 8.50 percent of Interseguro’s capital stock).

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, an online marketplace, dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, its corporate purpose is to perform any type of investments and related services.

3.	Significant accounting policies

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of September 30, 2021 and December 31, 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2020 and 2019 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Cash and clearing (b)	2,517,298	2,152,432
Deposits in the BCRP (b)	13,286,264	14,102,067
Deposits in banks (c)	3,852,563	1,891,420
Accrued interest	2,463	1,879
	19,658,588	18,147,798
Restricted funds (d)	672,125	617,684
Total	20,330,713	18,765,482
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with                                      the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required. As of September 30, 2021, Interbank maintained excess reserves in foreign currency, whose funds did not accrue interest in US Dollars and did not maintain excess reserves in national currency. As of December 31, 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent and did not maintain excess reserves in foreign currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	434,873	542,922
Derivative financial instruments	196,917	70,559
Inter-bank transfers (**)	35,603	—
Others	4,732	4,203
Total	672,125	617,684

(*)

As of September 30, 2021, corresponds to deposits maintained in the BCRP which guarantee agreements amounting to S/370,000,000 (guaranteed agreements amounting to S/520,000,000 as of December 31, 2020); see Note 10(b).

(**)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude restricted funds and accrued interest.

(e)	Inter-bank funds -

Corresponds to loans made between financial institutions with maturity, in general, minor than 30 days. As of September 30, 2021, Inter-bank funds liabilities accrued interest at an annual rate of 1.00 percent in national currency. As of December 31, 2020, Inter-bank funds assets accrued interest at an annual rate of 0.25 percent in foreign currency and Inter-bank funds liabilities accrued interest at an annual rate of 0.25 percent in foreign currency and did not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,156,559	17,902,352
Investments at amortized cost (d)	2,748,605	2,650,930
Investments at fair value through profit or loss (e)	3,017,903	2,042,777
Equity instruments measured at fair value through other comprehensive income (f)	1,026,736	1,373,548
Total financial investments	23,949,803	23,969,607
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	185,423	251,140
Investments at amortized cost (d)	19,498	56,368
Total financial investments plus accrued interest	24,154,724	24,277,115

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gain	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of September 30, 2021
Corporate, leasing and subordinated bonds (*)	8,509,624	399,212	(432,366)	8,476,470	Nov-21 / Feb-97	0.54	13.13	0.21	12.55
Sovereign Bonds of the Republic of Peru	6,962,620	—	(989,974)	5,972,646	Aug-24 / Feb-55	4.01	7.42	—	—
Negotiable Certificates of Deposit issued by BCRP	1,508,327	312	(379)	1,508,260	Oct-21 / Mar-23	0.04	2.28	—	—
Global Bonds of the Republic of Peru	561,550	—	(9,686)	551,864	Jul-25 / Dec-32	—	—	1.43	2.70
Bonds guaranteed by the Peruvian Government	539,940	10,029	(21,820)	528,149	Oct-24 / Oct-33	2.98	6.23	3.57	7.57
Global Bonds of the Republic of Colombia	120,469	—	(1,299)	119,170	Mar-23 / Feb-24	—	—	1.53	1.98
Total	18,202,530	409,553	(1,455,524)	17,156,559
Accrued interest				185,423
Total				17,341,982

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gain	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2020
Corporate, leasing and subordinated bonds (*)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	0.04	13.33	0.44	10.73
Sovereign Bonds of the Republic of Peru	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	—	—
Negotiable Certificates of Deposit issued by BCRP	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	—	—
Bonds guaranteed by the Peruvian Government	566,915	79,762	—	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru	491,791	9,189	—	500,980	Jul-25 / Dic-32	—	—	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	—	159,859	Jul-21 / Feb-24	—	—	0.25	1.38
Total	16,292,604	1,731,704	(121,956)	17,902,352
Accrued interest				251,140
Total				18,153,492

(*)

As of September 30, 2021 and December 31, 2020, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/420,768,000 and S/393,364,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.09.2021	31.12.2020	30.09.2020
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	71,560	34,743	34,743
New assets originated or purchased	475	120	134
Assets derecognized or matured (excluding write-offs)	(850)	(8,879)	(869)
Effect on the expected credit loss due to the change of the stage during the year	746	7,646	—
(Recovery) impairment loss of Rutas de Lima	(46,216)	33,188	49,567
Others	14,898	829	6,363
(Recovery) loss due to impairment on financial investments	(30,947)	32,904	55,195
Effect of foreign exchange variation	564	3,913	4,345
Expected credit loss at the end of the period	41,177	71,560	94,283

(d)

As of September 30, 2021 and December 31, 2020, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,768,103,000 and S/2,707,298,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of September 30, 2021 and December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.04 percent and estimated fair value amounting to approximately S/2,599,291,000 (as of December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.15 percent and estimated fair value amounting to approximately S/2,988,539,000).

As of September 30, 2021 and December 31, 2020, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,146,122,000 and S/1,071,740,000, respectively; see Note 10(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	2,111,556	1,212,259
Royalty Pharma	121,675	107,530
BioPharma Credit PLC	113,226	131,623
Ishares	111,373	90,647
VíaSat Inc.	83,253	43,626
LendUp and Mission Lane	51,137	48,670
Dhani Services Limited	34,296	53,557
Others	309,193	91,635
Debt instruments
Indexed Certificates of Deposit issued by BCRP	56,630	182,888
Corporate, leasing and subordinated bonds	25,564	80,342
Total	3,017,903	2,042,777

(f)	The following is the composition of equity instruments measured at fair value through other comprehensive income as of September 30, 2021 and December 31, 2020:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
InRetail Perú Corp.	330,796	339,945
BioPharma Credit PLC	285,251	358,848
VíaSat Inc.	134,677	117,033
Ferreycorp S.A.A.	71,665	73,785
Engie- Energía Perú S.A.	71,525	80,852
Zipline International Inc.	41,340	36,210
Cementos Pacasmayo S.A.A.	28,869	34,002
Enel Distribución Perú S.A.A.	18,889	—
Unión de Cervecerías Backus y Johnston	—	13,531
Ishares	—	131,795
Credicorp	—	70,130
Luz del Sur S.A.A.	—	87,129
Others below S/17 million	43,724	30,288
Total	1,026,736	1,373,548

(g)

Below are the debt instruments measured at fair value through other comprehensive income and investments at amortized cost according to the stages indicated by IFRS 9 as of September 30, 2021 and December 31, 2020:

	30.09.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	8,721,251	—	—	8,721,251
Corporate, leasing and subordinated bonds	7,695,002	781,468	—	8,476,470
Negotiable Certificates of Deposit issued by BCRP	1,508,260	—	—	1,508,260
Global Bonds of the Republic of Peru	551,864	—	—	551,864
Bonds guaranteed by the Peruvian Government	528,149	—	—	528,149
Global Bonds of the Republic of Colombia	—	119,170	—	119,170
Total	19,004,526	900,638	—	19,905,164

	31.12.2020
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,005,273	—	—	9,005,273
Corporate, leasing and subordinated bonds	8,744,627	212,140	—	8,956,767
Negotiable Certificates of Deposit issued by BCRP	1,283,726	—	—	1,283,726
Bonds guaranteed by the Peruvian Government	646,677	—	—	646,677
Global Bonds of the Republic of Peru	500,980	—	—	500,980
Global Bonds of the Republic of Colombia	159,859	—	—	159,859
Total	20,341,142	212,140	—	20,553,282

6.	Loans, net
(a)	This caption is made up as follows:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Direct loans
Loans	35,331,478	34,718,320
Credit cards and other loans (*)	4,286,170	4,379,884
Leasing	1,147,674	1,211,324
Discounted notes	510,085	468,664
Factoring	624,741	571,994
Advances and overdrafts	138,597	39,414
Refinanced loans	226,061	287,119
Past due and under legal collection loans	1,391,893	1,405,185
	43,656,699	43,081,904
Plus (minus)
Accrued interest from performing loans	404,452	445,122
Unearned interest and interest collected in advance	(23,882)	(22,752)
Impairment allowance for loans (d)	(2,298,737)	(2,984,851)
Total direct loans, net	41,738,532	40,519,423
Indirect loans	4,547,392	4,611,931
(*)	Includes non-revolving consumer loans related to credit card lines that, as of September 30, 2021 and December 31, 2020, amounted to S/2,306,873,000 and S/2,343,079,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Commercial loans	21,952,006	22,001,567
Consumer loans	11,729,174	11,416,175
Mortgage loans	8,411,024	7,721,267
Small and micro-business loans	1,564,495	1,942,895
Total	43,656,699	43,081,904

During the year 2020, the balance of the direct loans includes disbursements made by Interbank within the “Reactiva Peru” program for approximately S/6,617 million, out of which S/5,159 million were granted to clients of its commercial loans and S/1,458 million to clients of its small and micro-business loans. As of September 30, 2021, the balance of loans under said program amounts to S/5,510 million (as of December 31, 2020 amounted to S/6,616 million).

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the credit rating as of September 30, 2021 and December 31, 2020. The amounts presented do not consider impairment.

	30.09.2021				31.12.2020
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	29,963,315	819,796	—	30,783,111	29,056,184	1,268,445	—	30,324,629
Standard grade	4,234,304	1,403,968	—	5,638,272	4,354,168	1,534,936	—	5,889,104
Sub-standard grade	902,989	1,613,090	—	2,516,079	692,669	1,159,438	—	1,852,107
Past due but not impaired	967,703	1,431,530	—	2,399,233	790,257	1,781,871	—	2,572,128
Impaired
Individually	—	—	20,029	20,029	—	—	7,678	7,678
Collectively	—	—	2,299,975	2,299,975	—	—	2,436,258	2,436,258
Total direct loans	36,068,311	5,268,384	2,320,004	43,656,699	34,893,278	5,744,690	2,443,936	43,081,904

	30.09.2021				31.12.2020
Indirect loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,874,257	463,012	—	4,337,269	3,938,193	460,431	—	4,398,624
Standard grade	123,129	47,371	—	170,500	104,499	68,379	—	172,878
Sub-standard grade	4,517	9,416	—	13,933	65	10,302	—	10,367
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	13,063	13,063	—	—	22,607	22,607
Collectively	—	—	12,627	12,627	—	—	7,455	7,455
Total indirect loans	4,001,903	519,799	25,690	4,547,392	4,042,757	539,112	30,062	4,611,931

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.09.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,519,668	554,909	—	16,074,577	15,876,174	757,184	—	16,633,358
Standard grade	2,749,298	718,601	—	3,467,899	2,902,150	966,358	—	3,868,508
Sub-standard grade	580,756	451,668	—	1,032,424	304,843	124,287	—	429,130
Past due but not impaired	594,864	398,946	—	993,810	419,007	414,829	—	833,836
Impaired
Individually	—	—	20,029	20,029	—	—	7,678	7,678
Collectively	—	—	363,267	363,267	—	—	229,057	229,057
Total direct loans	19,444,586	2,124,124	383,296	21,952,006	19,502,174	2,262,658	236,735	22,001,567

	30.09.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,588,440	121,554	—	7,709,994	6,615,423	209,136	—	6,824,559
Standard grade	884,219	428,289	—	1,312,508	798,142	400,173	—	1,198,315
Sub-standard grade	177,468	594,087	—	771,555	135,137	539,175	—	674,312
Past due but not impaired	71,970	427,341	—	499,311	133,187	882,195	—	1,015,382
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	1,435,806	1,435,806	—	—	1,703,607	1,703,607
Total direct loans	8,722,097	1,571,271	1,435,806	11,729,174	7,681,889	2,030,679	1,703,607	11,416,175

	30.09.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,132,237	25,023	—	6,157,260	5,447,111	24,010	—	5,471,121
Standard grade	500,977	216,983	—	717,960	422,425	145,076	—	567,501
Sub-standard grade	133,999	488,668	—	622,667	217,289	371,910	—	589,199
Past due but not impaired	107,271	375,300	—	482,571	233,595	416,371	—	649,966
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	430,566	430,566	—	—	443,480	443,480
Total direct loans	6,874,484	1,105,974	430,566	8,411,024	6,320,420	957,367	443,480	7,721,267

	30.09.2021				31.12.2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	722,970	118,310	—	841,280	1,117,476	278,115	—	1,395,591
Standard grade	99,810	40,095	—	139,905	231,451	23,329	—	254,780
Sub-standard grade	10,766	78,667	—	89,433	35,400	124,066	—	159,466
Past due but not impaired	193,598	229,943	—	423,541	4,468	68,476	—	72,944
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	70,336	70,336	—	—	60,114	60,114
Total direct loans	1,027,144	467,015	70,336	1,564,495	1,388,795	493,986	60,114	1,942,895

(d)

The balances of the allowance for impairment of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	30.09.2021				30.09.2020				31.12.2020
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	180,241	1,145,207	1,659,403	2,984,851	461,892	394,773	538,114	1,394,779	1,394,779
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	299,801	—	—	299,801	389,605	—	—	389,605	451,031
Assets matured or derecognized (excluding write-offs)	(94,868)	(52,554)	(39,014)	(186,436)	(60,504)	(39,894)	(26,209)	(126,607)	(175,993)
Transfers to Stage 1	106,105	(104,774)	(1,331)	—	70,331	(69,046)	(1,285)	—	—
Transfers to Stage 2	(119,697)	130,651	(10,954)	—	(170,659)	183,759	(13,100)	—	—
Transfers to Stage 3	(68,740)	(250,806)	319,546	—	(39,234)	(146,244)	185,478	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(79,892)	61,186	502,077	483,371	(46,819)	1,444,010	414,805	1,811,996	2,151,311
Others	(100,696)	(43,200)	31,778	(112,118)	(12,498)	26,857	(34,992)	(20,633)	(49,358)
Total	(57,987)	(259,497)	802,102	484,618	130,222	1,399,442	524,697	2,054,361	2,376,991
Write-offs	—	—	(1,337,393)	(1,337,393)	—	—	(436,401)	(436,401)	(925,960)
Recovery of written–off loans	—	—	139,744	139,744	—	—	73,735	73,735	106,395
Foreign exchange effect	7,457	5,525	13,935	26,917	6,723	6,030	17,225	29,978	32,646
Expected credit loss at the end of year balances	129,711	891,235	1,277,791	2,298,737	598,837	1,800,245	717,370	3,116,452	2,984,851

(*)

During 2020, with the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss, see Note 30.1(d.5) of the audited annual consolidated financial statements.

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.09.2021				30.09.2020				31.12.2020
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	71,272	98,040	68,448	237,760	54,693	24,399	67,158	146,250	146,250
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	43,818	—	—	43,818	101,235	—	—	101,235	118,602
Assets derecognized or matured (excluding write-offs)	(29,736)	(10,397)	(1,751)	(41,884)	(17,645)	(3,902)	(1,240)	(22,787)	(30,646)
Transfers to Stage 1	10,672	(10,672)	—	—	2,698	(2,698)	—	—	—
Transfers to Stage 2	(28,447)	28,447	—	—	(29,164)	29,164	—	—	—
Transfers to Stage 3	(4,634)	(11,702)	16,336	—	(583)	(2,878)	3,461	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(5,507)	31,360	54,169	80,022	(1,488)	65,113	19,774	83,399	64,166
Others	4,428	(40,317)	(425)	(36,314)	(47,824)	(15,188)	(8,641)	(71,653)	(50,679)
Total	(9,406)	(13,281)	68,329	45,642	7,229	69,611	13,354	90,194	101,443
Write-offs	—	—	(22,223)	(22,223)	—	—	(18,502)	(18,502)	(27,817)
Recovery of written–off loans	—	—	739	739	—	—	636	636	1,756
Foreign exchange effect	6,683	4,367	6,516	17,566	6,361	2,883	5,565	14,809	16,128
Expected credit loss at the end of year balances	68,549	89,126	121,809	279,484	68,283	96,893	68,211	233,387	237,760

(*)

During 2020, with the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss, see Note 30.1(d.5) of the audited annual consolidated financial statements.

	30.09.2021				30.09.2020				31.12.2020
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	85,321	901,602	1,426,470	2,413,393	384,989	332,697	340,914	1,058,600	1,058,600
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	244,831	—	—	244,831	146,551	—	—	146,551	185,014
Assets derecognized or matured (excluding write-offs)	(61,914)	(39,240)	(24,779)	(125,933)	(39,799)	(34,019)	(16,216)	(90,034)	(125,246)
Transfers to Stage 1	67,125	(65,954)	(1,171)	—	52,659	(51,374)	(1,285)	—	—
Transfers to Stage 2	(69,918)	75,346	(5,428)	—	(107,379)	111,212	(3,833)	—	—
Transfers to Stage 3	(59,389)	(217,246)	276,635	—	(37,710)	(134,713)	172,423	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(55,129)	(7,432)	392,980	330,419	(37,929)	1,195,111	370,305	1,527,487	1,908,097
Others	(100,590)	46,529	32,046	(22,015)	139,500	63,702	22,399	225,601	144,988
Total	(34,984)	(207,997)	670,283	427,302	115,893	1,149,919	543,793	1,809,605	2,112,853
Write-offs	—	—	(1,250,335)	(1,250,335)	—	—	(394,320)	(394,320)	(868,121)
Recovery of written–off loans	—	—	135,449	135,449	—	—	70,130	70,130	100,760
Foreign exchange effect	36	503	1,988	2,527	130	2,449	5,916	8,495	9,301
Expected credit loss at the end of year balances	50,373	694,108	983,855	1,728,336	501,012	1,485,065	566,433	2,552,510	2,413,393

(*)

During 2020, with the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss, see Note 30.1(d.5) of the audited annual consolidated financial statements.

	30.09.2021				30.09.2020				31.12.2020
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	11,123	62,782	114,079	187,984	9,418	22,788	89,476	121,682	121,682
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,627	—	—	2,627	2,328	—	—	2,328	2,125
Assets derecognized or matured (excluding write-offs)	(1,463)	(751)	(10,451)	(12,665)	(674)	(1,070)	(7,736)	(9,480)	(13,556)
Transfers to Stage 1	3,095	(3,095)	—	—	12,710	(12,710)	—	—	—
Transfers to Stage 2	(3,991)	9,515	(5,524)	—	(919)	10,115	(9,196)	—	—
Transfers to Stage 3	(1,089)	(1,730)	2,819	—	(455)	(4,255)	4,710	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(2,719)	(1,006)	9,275	5,550	(6,019)	114,903	12,862	121,746	100,318
Others	(4,146)	(7,297)	1,988	(9,455)	1,810	(1,349)	(49,114)	(48,653)	(25,139)
Total	(7,686)	(4,364)	(1,893)	(13,943)	8,781	105,634	(48,474)	65,941	63,748
Write-offs	—	—	(2,065)	(2,065)	—	—	(2,548)	(2,548)	(4,350)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	681	649	5,304	6,634	202	693	5,479	6,374	6,904
Expected credit loss at the end of year balances	4,118	59,067	115,425	178,610	18,401	129,115	43,933	191,449	187,984

(*)

During 2020, with the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss, see Note 30.1(d.5) of the audited annual consolidated financial statements.

	30.09.2021				30.09.2020				31.12.2020
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	12,525	82,783	50,406	145,714	12,792	14,889	40,566	68,247	68,247
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	8,525	—	—	8,525	139,491	—	—	139,491	145,290
Assets derecognized or matured (excluding write-offs)	(1,755)	(2,166)	(2,033)	(5,954)	(2,386)	(903)	(1,017)	(4,306)	(6,545)
Transfers to Stage 1	25,213	(25,053)	(160)	—	2,264	(2,264)	—	—	—
Transfers to Stage 2	(17,341)	17,343	(2)	—	(33,197)	33,268	(71)	—	—
Transfers to Stage 3	(3,628)	(20,128)	23,756	—	(486)	(4,398)	4,884	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(16,537)	38,264	45,653	67,380	(1,383)	68,883	11,864	79,364	78,730
Others	(388)	(42,115)	(1,831)	(44,334)	(105,984)	(20,308)	364	(125,928)	(118,528)
Total	(5,911)	(33,855)	65,383	25,617	(1,681)	74,278	16,024	88,621	98,947
Write-offs	—	—	(62,770)	(62,770)	—	—	(21,031)	(21,031)	(25,672)
Recovery of written–off loans	—	—	3,556	3,556	—	—	2,969	2,969	3,879
Foreign exchange effect	57	6	127	190	30	5	265	300	313
Expected credit loss at the end of year balances	6,671	48,934	56,702	112,307	11,141	89,172	38,793	139,106	145,714

(*)

During 2020, with the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss, see Note 30.1(d.5) of the audited annual consolidated financial statements.

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.09.2021				30.09.2020				31.12.2020
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	15,741	18,945	23,037	57,723	16,367	4,720	18,607	39,694	39,694
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,668	—	—	5,668	3,519	—	—	3,519	5,816
Assets derecognized or matured	(6,302)	(1,126)	(9,861)	(17,289)	(2,102)	(551)	(149)	(2,802)	(3,753)
Transfers to Stage 1	79	(79)	—	—	1,746	(1,746)	—	—	—
Transfers to Stage 2	(393)	404	(11)	—	(574)	574	—	—	—
Transfers to Stage 3	(548)	(294)	842	—	(90)	(39)	129	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(44)	6,415	593	6,964	(1,483)	751	681	(51)	6,698
Others	(393)	1,377	(1,995)	(1,011)	12,735	(470)	(867)	11,398	8,192
Total	(1,933)	6,697	(10,432)	(5,668)	13,751	(1,481)	(206)	12,064	16,953
Write-offs	—	—	—	—	—	—	—	—	—
Foreign exchange effect	901	483	63	1,447	654	295	41	990	1,076
Expected credit loss at the end of year balances	14,709	26,125	12,668	53,502	30,772	3,534	18,442	52,748	57,723

(*)

During 2020, with the purpose of reflecting the impact of the uncertainty due to Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk stages led to incurrence of higher provisions for expected losses, see Note 30.1(d.5) of the audited annual consolidated financial statements.

7.	Investment property
(a)	This caption is made up as follows:

	30.09.2021	31.12.2020	Acquisition or construction year	Valuation methodology as of September 30, 2021 and as of December 31, 2020
	S/(000)	S/(000)
Land
San Isidro – Lima	305,783	241,112	2009	Appraisal
San Martín de Porres – Lima	90,324	79,080	2015	Appraisal
Sullana	20,211	17,703	2012	Appraisal
Santa Clara – Lima	18,566	14,162	2017	Appraisal
Others	9,890	9,161	-	Appraisal/Cost
	444,774	361,218
Completed investment property - “Real Plaza” Shopping Malls
Talara	32,889	34,982	2015	DCF
	32,889	34,982
Buildings
Orquídeas - San Isidro – Lima	159,272	158,825	2017	DCF
Ate Vitarte – Lima	117,689	109,980	2006	DCF/Appraisal
Piura (d)	113,188	107,992	2008/2020	DCF/Appraisal
Paseo del Bosque (d)	109,195	—	2021	DCF
Chorrillos – Lima	64,789	67,424	2017	DCF
Chimbote	42,769	42,805	2015	DCF
Maestro-Huancayo	30,845	32,395	2017	DCF
Cusco	30,530	31,586	2017	DCF
Pardo y Aliaga – Lima	20,758	21,285	2008	DCF
Panorama – Lima	19,840	20,449	2016	DCF
Trujillo	17,504	18,111	2016	DCF
Cercado de Lima – Lima	16,211	14,697	2017	DCF
Others	21,919	22,229	-	DCF
	764,509	647,778

Total	1,242,172	1,043,978

DCF: Discounted cash flow

i)	As of September 30, 2021 and December 31, 2020, there are no liens on investment property.

(b)	The net gain on investment properties as of September 30, 2021 and 2020, consists of the following:

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Gain on valuation of investment property	69,219	11,919
Income from rental of investment property	40,554	29,289
Total	109,773	41,208

(c)	The movement of investment property is as follows:

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Beginning of period balances	1,043,978	972,096
Additions (d)	127,360	55,555
Valuation gain	69,219	11,919
Others	1,615	5,201
Balance as of September 30	1,242,172	1,044,771
Balance as of December 31, 2020		1,043,978

(d)

During 2021, it mainly corresponds to the purchase of the "Paseo del Bosque" building, which was purchased from third parties. During 2020, it mainly corresponded to the purchase of the “Piura” building.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	1,145,947	395,249
Other accounts receivable, net	533,668	357,783
Accounts receivable from sale of investments	410,823	111,237
Operations in process	137,309	93,933
Assets for technical reserves for claims and premiums by reinsurers	57,496	59,235
Others	41,220	35,952
	2,326,463	1,053,389
Non-financial instruments
Income Tax paid to recover	213,185	149,356
Investments in associates	90,059	70,344
Deferred charges	84,106	52,939
Realizable assets, received as payment and seized through legal actions	20,490	23,224
Prepaid rights to related entity, Note 20(f)	3,400	3,400
Others	2,878	2,377
	414,118	301,640
Total	2,740,581	1,355,029
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	693,576	505,177
Accounts payable related to derivative financial instruments (b)	623,903	271,326
Other accounts payable	583,943	421,364
Accounts payable for acquisitions of investments	331,084	185,432
Lease liabilities	248,400	269,755
Operations in process	225,031	175,194
Workers’ profit sharing and salaries payable	123,422	110,640
Allowance for indirect loan losses, Note 6(d.2)	53,502	57,723
Accounts payable to reinsurers and coinsurers	11,208	7,176
	2,894,069	2,003,787
Non-financial instruments
Taxes payable	62,547	38,853
Provision for other contingencies	57,533	48,711
Deferred income	40,517	46,976
Others	10,174	7,825
	170,771	142,365
Total	3,064,840	2,146,152

(b)	The following table presents, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of September 30, 2021 and December 31, 2020:

As of September 30, 2021	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	35,351	259,071	7,118,486	—	Between October 2021 and December 2022	—	—
Interest rate swaps	64,248	58,154	4,022,659	—	Between October 2021 and June 2036	—	—
Currency swaps	451,444	202,957	4,331,902	—	Between October 2021 and April 2028	—	—
Cross currency swaps	—	103,322	243,320	—	January 2023	—	—
Options	—	399	12,567	—	Between October 2021 and June 2022	—	—
	551,043	623,903	15,728,934	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	427,135	—	1,823,094	47,994	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	167,769	—	620,100	59,673	October 2027	Senior bonds	Bonds, notes and obligations outstanding
	594,904	—	2,443,194	107,667
	1,145,947	623,903	18,172,128	107,667

As of December 31, 2020	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	23,512	13,935	3,661,038	—	Between January 2021 and December 2022	—	—
Interest rate swaps	140,906	139,531	4,382,535	—	Between May 2021 and June 2036	—	—
Currency swaps	69,007	50,192	2,520,758	—	Between April 2021 and April 2028	—	—
Cross currency swaps	—	67,523	213,125	—	January 2023	—	—
Options	—	145	22,700	—	Between January 2021 and June 2021	—	—
	233,425	271,326	10,800,156	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	126,839	—	1,596,861	(10,768)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	34,985	—	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS) (*)	—	—	—	964	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	677	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	681	—	—	—
	161,824	—	2,140,011	(14,350)
	395,249	271,326	12,940,167	(14,350)

(*)As of December 31, 2020, it corresponded to derivative financial instruments whose hedge items were cancelled in 2020.

(i)	As of September 30, 2021 and December 31, 2020, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of September 30, 2021 and December 31, 2020.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Saving deposits	22,196,260	17,852,282
Demand deposits	16,680,802	13,832,262
Time deposits	10,860,624	13,534,993
Compensation for service time	1,152,882	1,923,698
Other obligations	14,118	6,040
Total	50,904,686	47,149,275

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of September 30, 2021 and December 31, 2020, approximately S/17,591,139,000 and S/14,020,602,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Perú- BCRP (b)	6,260,317	7,736,322
Promotional credit lines (c)	1,553,292	1,453,397
Loans received from foreign entities (d)	334,854	427,278
Loans received from Peruvian entities	189,058	1,117
	8,337,521	9,618,114
Interest and commissions payable	36,275	42,763
	8,373,796	9,660,877
By term -
Short term	1,036,856	1,769,403
Long term	7,336,940	7,891,474
Total	8,373,796	9,660,877

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2020, Interbank took part in the public auction of funds of the BCRP within the framework “Reactiva Peru” program, Note 1(b).

As of September 30, 2021 and December 31, 2020, it includes operations of loan reports represented by securities according to which Interbank receives a debt in local currency for approximately S/4,977,246,000 and S/5,887,938,000, respectively, and gives as guarantee, commercial and micro and small business loans; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.09.2021	31.12.2020
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Third (A series) (b)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	—	91,000
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,900	137,900
						137,900	228,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,923	149,881
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	206,497	180,819
						356,420	330,700
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	103,350	90,525
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	82,608	72,420
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	82,680	72,420
						268,638	235,365
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000
Total local issuances						912,958	944,965
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,231,967	1,078,493
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/ 312,000	311,393	311,282
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,642,123	1,436,818
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,978,384	1,714,707
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,237,171	1,082,915
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,217,914	1,065,482
Total international issuances						7,618,952	6,689,697
Total local and international issuances						8,531,910	7,634,662
Interest payable						108,363	144,089
Total						8,640,273	7,778,751

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)	In Board’s Session held on July 13, 2021, Interbank agreed to redeem the entirety of these subordinated bonds, the rescue date being September 30, 2021.
(c)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of September 30, 2021 and December 31, 2020, the international issuances are subject to the presentation of quarterly financial statements. In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of September 30, 2021 and December 31, 2020.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,191,852	12,298,075
Technical reserves for claims (c)	220,178	203,648
	11,412,030	12,501,723
By term -
Short term	943,002	1,035,915
Long term	10,469,028	11,465,808
Total	11,412,030	12,501,723

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of September 30, 2021 and 2020, is as follows:
	30.09.2021						30.09.2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456
Insurance subscriptions	315,043	115	1,769	28,763	—	345,690	150,647	—	1,597	31,885	—	184,129
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	46,398	—	246,101	292,499
Time passage adjustments	(1,770,284)	(191,920)	106,401	(28,618)	(94,745)	(1,979,166)	(288,636)	(55,323)	23,168	(32,069)	29,961	(322,899)
Maturities and recoveries	—	—	(47,653)	—	—	(47,653)	—	—	(32,848)	—	—	(32,848)
Foreign exchange	476,506	—	97,640	648	112	574,906	286,168	—	50,188	269	60	336,685
Balance as of September 30	9,469,720	553,487	904,328	38,808	225,509	11,191,852	9,889,420	724,132	719,304	41,158	307,008	11,681,022
Balance as of December, 31							10,448,455	745,292	746,171	38,015	320,142	12,298,075

(*)

In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth "Mapfre", an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption "Intangibles and goodwill, net".

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves, are the following:

Type	Mortality table		Interest rates
	30.09.2021	31.12.2020	30.09.2021	31.12.2020
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		3.80% in US$	3.53% in US$
	with improvement factor for mortality		4.77% in S/ VAC 7.51% in adjusted S/	2.05% in S/ VAC 5.07% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.77% in S/ VAC	2.05% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.77% in S/ VAC	2.05% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of September 30, 2021 and December 31, 2020, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	30.09.2021			31.12.2020
		Variation in reserves			Variation in reserves
	Reserves	Amount	Percentage	Reserves	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	8,619,302	(850,418)	(8.98)	9,363,723	(1,084,732)	(10.38)
Changes in interest rate: - 100 bps	10,486,557	1,016,838	10.74	11,778,806	1,330,351	12.73
Changes in mortality table at 105%	9,376,952	(92,767)	(0.98)	10,333,990	(114,465)	(1.10)
Changes in mortality table at 95%	9,566,912	97,193	1.03	10,568,733	120,278	1.15
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	503,104	(50,383)	(9.10)	660,001	(85,291)	(11.44)
Changes in interest rate: - 100 bps	613,910	60,423	10.92	851,384	106,092	14.23
Changes in mortality table at 105%	547,563	(5,924)	(1.07)	735,321	(9,971)	(1.34)
Changes in mortality table at 95%	559,673	6,187	1.12	755,775	10,483	1.41
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	200,900	(24,609)	(10.91)	274,323	(45,819)	(14.31)
Changes in interest rate: - 100 bps	256,296	30,787	13.65	380,684	60,542	18.91
Changes in mortality table at 105%	224,030	(1,479)	(0.66)	317,191	(2,951)	(0.92)
Changes in mortality table at 95%	227,046	1,537	0.68	323,233	3,091	0.97

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are also listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As of September 30, 2021 and December 31, 2020, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which were paid on May 6, 2021.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

(b)     Treasury stock -

As of September 30, 2021 and December 31, 2020, the Company and some Subsidiaries held 29,574 and 24,824 shares issued by IFS, respectively, with an acquisition cost equivalent to S/3,314,000 and S/2,769,000, respectively.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of September 30, 2021 and December 31, 2020, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

In Group Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(e)	Reserves -

The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas, are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru, are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any 12 months period, shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed.
(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of September 30, 2021 and December 31, 2020, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

As of September 30, 2021, the following taxable periods are subject to inspection by the Tax Authority:

- Interbank: Income Tax returns for the years 2016 to 2020, and Value-Added-Tax returns for the years 2016 to 2020.

-	Interseguro: Income Tax returns for the years 2015, 2017, 2018, 2019 and 2020, and Value-Added-Tax returns for the years 2015 to 2020.

- Seguros Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019. On July 6, 2020 and December 28, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court notified to Interbank its ruling regarding Interbank’s Income Tax 2003 and prepaid income tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT, thus reaffirming the position held by Interbank regarding that interest in suspense does not constitute taxable income.

As of September 30, 2021, the tax liability requested for this concept and other minor contingencies amounts to approximately S/421,000,000, which includes the tax, fines and interest arrears, of which S/332,000,0000  corresponded to interest in suspense and S/89,000,000 corresponded to other repairs (as of December 31, 2020, the tax liability requested for this concept and other minor contingencies amounts to approximately S/382,000,000, which includes the tax, fines and interest arrears, of which S/293,000,0000  corresponded to interest in suspense and S/89,000,000 corresponded to other repairs). From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of Interbank’s position; as consequence, no provision has been recorded for this contingency as of September 30, 2021 and December 31, 2020.

On February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. To such date, the tax debt requested by SUNAT amounts to approximately S/50,000,000. The main concept observed was the deduction of loan write-offs without proof by the SBS. On January 25, 2021, the Tax Court notified the RTF No. 00088-1-2021, through which it confirmed, revoked and mandated the resettlement of the aforementioned concepts. On May 25, 2021, Interbank filed a complaint before the Judiciary against the RTF No. 00088-1-2021, which is in the process of resolution. As of September 30, 2021 and December 31, 2020, the tax debt requested for this concept and other minor contingencies amounts to approximately S/40,000,000, which comprises the tax, penalties and moratorium interest.

On April 26, 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. As of the date of this report, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014. As of the date of this report, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. As of the date of this report, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. On August 27, 2020, Interbank filed a complaint appeal which is pending resolution. In this regard, on April 21, 2021, Interbank was notified with the Intendancy Resolution No. 0150140015891 in which the aforementioned claim was declared founded in part; likewise, resolved to declare the nullity of the Determination Resolution and Fine. On May 10, 2021, Interbank filed the respective appeal against the aforementioned Resolution, which is pending resolution.

On February 12, 2021, Interbank was notified with a Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through such Resolution, SUNAT increased the alleged tax debt from S/1,000,000 to S/35,000,000, because as a consequence of such Resolution of Compliance certain deductions previously recognized by SUNAT were unrecognized. Interbank´s Management and its legal advisors will appeal such Resolution before the Tax Court, and in its opinion, no additional liabilities for Interbank will result as consequence of this matter.

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of September 30, 2021 and December 31, 2020.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. As of the date of this report, SUNAT has not appealed the pronouncement by the Tax Court. Therefore, Interseguro has terminated this contentious-administrative procedure claimed by SUNAT.

On May 03, 2021, SUNAT notified Interseguro about the beginning of the partial audit process of the Income Tax corresponding to the year 2017. To date, said audit is under process.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of September 30, 2021 and December 31, 2020.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the nine-month ended as of September 30,
	2021	2020
	S/(000)	S/(000)
Current – Expense	227,935	43,470
Deferred – Expense (income)	80,737	(192,500)
	308,672	(149,030)

15.	Interest income and expenses, and similar accounts
(a)	For the nine-month periods ended September 31, 2021 and 2020, this caption is comprised of the following:

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	2,468,727	2,881,573
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	19,441	(151,143)
Interest on investments at fair value through other comprehensive income	680,976	567,996
Interest on investments at amortized cost	96,667	84,719
Dividends on financial instruments	76,538	61,934
Interest on due from banks and inter-bank funds	22,870	29,217
Other interest and similar income	3,333	3,469
Total	3,368,552	3,477,765
Interest and similar expenses
Interest on bonds, notes and other obligations	(324,528)	(289,397)
Interest and fees on deposits and obligations	(239,388)	(426,247)
Interest and fees on obligations with financial institutions	(115,579)	(138,890)
Deposit insurance fund fees	(51,364)	(40,739)
Interest on lease payments	(8,392)	(12,069)
Other interest and similar expenses	(27,961)	(18,435)
Total	(767,212)	(925,777)
(*)

For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. The impact of the recalculation as of September 30, 2020 amounted approximately to S/151,143,000 and it was recorded as an income reduction.

The amount recorded as of September 30, 2021 amounted to S/19,441,000 and corresponds to the recovery of the interest recorded for rescheduling loans.

16.	Fee income from financial services, net
(a)	For the nine-month periods ended September 31, 2021 and 2020, this caption is comprised of the following:

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	401,704	349,888
Banking services fees	161,643	140,236
Funds management	139,892	112,986
Contingent loans fees	48,858	37,699
Collection services	38,868	29,666
Brokerage and custody services	6,427	5,401
Others	50,470	31,377
Total	847,862	707,253
Expenses
Credit cards	(92,481)	(80,422)
Credit life insurance premiums	(52,977)	(43,102)
Local banks fees	(25,787)	(10,307)
Foreign banks fees	(25,757)	(10,223)
Registry expenses	(2,107)	(1,774)
Brokerage and custody services	(761)	(469)
Others	(47,056)	(23,400)
Total	(246,926)	(169,697)
Net	600,936	537,556

17.	Other income and (expenses)
(a)	For the nine-month periods ended September 31, 2021 and 2020, this caption is comprised of the following:

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Other income
Income from investments in associates	23,678	2,785
Services rendered to third parties	5,853	5,590
Other technical income from insurance operations	5,559	8,582
Income from ATM rentals	3,305	2,896
Gain from sale of written-off-loans	1,463	1,432
Other income	11,911	14,872
Total other income	51,769	36,157
Other expenses
Sundry technical insurance expenses	(47,286)	(16,370)
Commissions from insurance activities	(26,104)	(25,832)
Provision for sundry risk	(7,215)	(3,287)
Donations	(3,700)	(4,256)
Expenses related to rental income	(2,149)	(926)
Other expenses	(36,564)	(37,921)
Total other expenses	(123,018)	(88,592)

18.	Net premiums earned

(a)   For the nine-month periods ended September 31, 2021 and 2020, this caption is comprised of the following:

	Premiums assumed		Adjustment of technical reserves		Gross premiums (*)		Premiums ceded to reinsurers		Net premiums earned
	30.09.2021	30.09.2020	30.09.2021	30.09.2020	30.09.2021	30.09.2020	30.09.2021	30.09.2020	30.09.2021	30.09.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	384,977	165,168	(171,468)	(18,686)	213,509	146,482	—	—	213,509	146,482
Group life	101,074	105,729	(2,470)	265	98,604	105,994	(5,062)	(3,595)	93,542	102,399
Individual life	132,265	100,349	(59,292)	(38,582)	72,973	61,767	(3,980)	(3,372)	68,993	58,395
Retirement (disability and survival)	6,646	6,063	(1,863)	8,726	4,783	14,789	(391)	(391)	4,392	14,398
Others	1	1	(8,861)	1,146	(8,860)	1,147	—	—	(8,860)	1,147
Total life insurance	624,963	377,310	(243,954)	(47,131)	381,009	330,179	(9,433)	(7,358)	371,576	322,821
Total general insurance	76,435	67,594	226	(171)	76,661	67,423	(46)	(130)	76,615	67,293
Total general	701,398	444,904	(243,728)	(47,302)	457,670	397,602	(9,479)	(7,488)	448,191	390,114

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)

The variation of the adjustment of technical reserves is due mainly to aging over time. During 2020, the Management performed a detail analysis on the nature of the product “Renta Particular Plus – Vitalicio”, for which a majority  of contracts (policies) had an important insurance component and it was determined to reclassify an amount of S/4,354,000 from “Interest and similar expenses” into the caption “Net premium earned” for S/2,531,000 and “Net claims incurred for life insurance and others” for S/6,885,000, according to IFRS 4.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others for the nine-month periods ended September 30, 2021 and 2020 is presented below:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	30.09.2021	30.09.2020	30.09.2021	30.09.2020	30.09.2021	30.09.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(509,339)	(467,066)	—	—	(509,339)	(467,066)
Group life	(115,412)	(59,280)	10,770	7,186	(104,642)	(52,094)
Individual life	(30,323)	(12,576)	7,659	1,374	(22,664)	(11,202)
Retirement (disability and survival)	(37,526)	(31,324)	4,382	4,625	(33,144)	(26,699)
Others	(11,452)	(9,246)	(28)	(303)	(11,480)	(9,549)
General insurance	(18,517)	(12,906)	10	(4)	(18,507)	(12,910)
	(722,569)	(592,398)	22,793	12,878	(699,776)	(579,520)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2020
Balance as of January 1, 2020	115,446	115,446	270	115,446
Sale of treasury stock	4	4	129	2
Purchase of treasury stock	(3)	(3)	149	(1)
Balance as of September 30, 2020	115,447	115,447		115,447
Net earnings attributable to IFS S/(000)				7,258
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				0.063
Period 2021
Balance as of January 1, 2021	115,423	115,423	270	115,423
Sale of treasury stock	1	1	178	1
Purchase of treasury stock	(6)	(6)	204	(4)
Balance as of September 30, 2021	115,418	115,418		115,420
Net earnings attributable to IFS S/(000)				1,529,087
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				13.248

20.	Transactions with related parties and affiliated entities
(a)

The table below presents the main transactions with related parties and affiliated companies as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma	121,675	107,530
Others	126	107
	121,801	107,637
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	330,796	339,945
Corporate bonds - InRetail Shopping Malls S.A.	41,139	53,358
Corporate bonds - Colegios Peruanos S.A.	20,198	1,193
	392,133	394,496
Loans, net (b)	1,273,978	1,196,143
Accounts receivable from UTP (h)	81,230	79,504
Accounts receivable from Homecenters Peruanos S.A. (g)	42,473	40,128
Accounts receivable from Compañía Iberoamericana de Plásticos	—	10,962
Accounts receivable from derivative financial instruments	—	4,276
Accounts receivable from Colegios Peruanos S.A.	—	3,634
Other assets (f)	18,865	6,921
Liabilities
Deposits and obligations	1,098,184	849,906
Other liabilities	941	567
Off-balance sheet accounts
Indirect loans (b)	93,351	124,366

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	50,530	52,829
Interest and similar expenses	(2,077)	(7,033)
Valuation of financial derivative instruments	145	44
Rental income	13,611	13,828
Administrative expenses	(30,024)	(33,784)
Others, net	23,616	7,843

(b)	As of September 30, 2021 and December 31, 2020, the detail of loans is the following:

	30.09.2021			31.12.2020
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,010,514	47,924	1,058,438	931,746	46,967	978,713
Associates	263,464	45,427	308,891	264,397	77,399	341,796
	1,273,978	93,351	1,367,329	1,196,143	124,366	1,320,509

(c)

As of September 30, 2021 and December 31, 2020, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of September 30, 2021 and December 31, 2020, direct loans to employees, directors and executives amounted to S/219,455,000 and S/222,076,000, respectively; said loans are repaid monthly and bear interest at market rates. There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the nine-month periods ended September 30, 2021 and 2020, is presented below:

	30.09.2021	30.09.2020
	S/(000)	S/(000)
Salaries	19,902	17,268
Board of Directors’ compensations	2,679	2,975
Total	22,581	20,243

(e)	As of December 31, 2020, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/342,000.
(f)

During the year 2020, the Bank signed a framework contract to cede the use of commercial spaces for the installation of Money Market stores and/or ATMs in the facilities of Supermercados Peruanos S.A. for a period of 5 years. As of September 30, 2021 and December 31, 2020, the balance corresponds to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$1,000,000, equivalent to approximately S/3,400,000.

(g)	Corresponds to a loan granted by Interseguro with maturity in 2046 that bears interest at market rates.
(h)	As of September 30, 2021 and December 31, 2020, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the nine-month periods ended September 30, 2021 and 2020:

	30.09.2021					30.09.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance (**)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	3,575,350	1,292,450	509,239	73,528	5,450,567	3,665,387	1,008,682	235,453	(9,606)	4,899,916
Inter-segment	(34,894)	—	(18,740)	53,634	—	(42,600)	—	(2,216)	44,816	—
Total income	3,540,456	1,292,450	490,499	127,162	5,450,567	3,622,787	1,008,682	233,237	35,210	4,899,916
Consolidated statement of income data
Interest and similar income	2,653,337	591,058	113,790	10,367	3,368,552	2,877,209	479,005	112,280	9,271	3,477,765
Interest and similar expenses	(655,150)	(76,977)	(29,727)	(5,358)	(767,212)	(821,469)	(61,252)	(40,899)	(2,157)	(925,777)
Net interest and similar income	1,998,187	514,081	84,063	5,009	2,601,340	2,055,740	417,753	71,381	7,114	2,551,988
Impairment loss on loans, net of recoveries	(476,807)	—	(2,143)	—	(478,950)	(2,066,356)	—	(69)	—	(2,066,425)
(Loss) recovery due to impairment of financial investments	(656)	32,167	(406)	(158)	30,947	(165)	(47,715)	(7,315)	—	(55,195)
Net interest and similar income after impairment loss on loans	1,520,724	546,248	81,514	4,851	2,153,337	(10,781)	370,038	63,997	7,114	430,368
Fee income from financial services, net	489,234	(4,148)	148,882	(33,032)	600,936	456,511	(3,826)	123,513	(38,642)	537,556
Net gain on sale of financial investments	101,143	114,421	29,084	268	244,916	96,087	83,887	(46,769)	—	133,205
Other income	331,636	142,928	217,483	95,925	787,972	235,580	59,501	46,429	19,765	361,275
Total net premiums earned minus claims and benefits	—	(251,585)	—	—	(251,585)	—	(189,406)	—	—	(189,406)
Depreciation and amortization	(178,590)	(18,986)	(11,279)	4,378	(204,477)	(170,096)	(19,182)	(10,901)	4,344	(195,835)
Other expenses	(1,113,343)	(230,406)	(91,807)	16,648	(1,418,908)	(949,308)	(172,835)	(77,921)	22,053	(1,178,011)
Income (loss) before translation result and Income Tax	1,150,804	298,472	373,877	89,038	1,912,191	(342,007)	128,177	98,348	14,634	(100,848)
Translation result	21,398	(39,093)	(5,048)	(44,965)	(67,708)	(4,798)	(24,731)	(5,795)	(6,746)	(42,070)
Income Tax	(279,004)	—	(8,637)	(21,031)	(308,672)	147,299	—	(4,088)	5,819	149,030
Net profit (loss) for the period	893,198	259,379	360,192	23,042	1,535,811	(199,506)	103,446	88,465	13,707	6,112
Attributable to:
IFS’s shareholders	893,198	259,379	360,192	16,318	1,529,087	(199,506)	103,446	88,465	14,853	7,258
Non-controlling interest	—	—	—	6,724	6,724	—	—	—	(1,146)	(1,146)
	893,198	259,379	360,192	23,042	1,535,811	(199,506)	103,446	88,465	13,707	6,112

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)	As of September 30, 2020, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 18(a).

	30.09.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	133,075	127,360	7,667	102	268,204
Total assets	70,313,664	14,925,449	6,424,450	723,036	92,386,599
Total liabilities	63,853,603	13,908,932	4,995,389	(169,183)	82,588,741

	31.12.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	193,113	109,786	6,771	—	309,670
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the nine-month period ended September 30, 2021, is S/5,004,465,000 in Peru and S/446,102,000 in Panama (for the nine-month period ended September 30, 2020, was S/4,709,504,000 in Peru and S/190,412,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of September 30, 2021 is S/86,128,058,000 in Peru and S/6,258,541,000 in Panama (for the year ended December 31, 2020, was S/84,096,653,000 in Peru and S/4,139,376,000 in Panama).

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of September 30, 2021 and December 31, 2020, are presented below:

	30.09.2021					31.12.2020
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	20,330,713	20,330,713	—	—	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	—	—	—	—	—	18,105	18,105
Financial investments	3,017,903	17,341,982	1,026,736	2,768,103	24,154,724	2,042,777	18,153,492	1,373,548	2,707,298	24,277,115
Loans, net	—	—	—	41,738,532	41,738,532	—	—	—	40,519,423	40,519,423
Due from customers on acceptances	—	—	—	91,488	91,488	—	—	—	16,320	16,320
Other accounts receivable and other assets, net	1,145,947	—	—	1,180,516	2,326,463	395,249	—	—	658,140	1,053,389
	4,163,850	17,341,982	1,026,736	66,109,352	88,641,920	2,438,026	18,153,492	1,373,548	62,684,768	84,649,834
Financial liabilities
Deposits and obligations	—	—	—	50,904,686	50,904,686	—	—	—	47,149,275	47,149,275
Inter-bank funds	—	—	—	100,003	100,003	—	—	—	28,971	28,971
Due to banks and correspondents	—	—	—	8,373,796	8,373,796	—	—	—	9,660,877	9,660,877
Bonds, notes and other obligations	—	—	—	8,640,273	8,640,273	—	—	—	7,778,751	7,778,751
Due from customers on acceptances	—	—	—	91,488	91,488	—	—	—	16,320	16,320
Insurance contract liabilities	—	—	—	11,412,030	11,412,030	—	—	—	12,501,723	12,501,723
Other accounts payable, provisions and other liabilities	623,903	—	—	2,270,166	2,894,069	271,326	—	—	1,732,461	2,003,787
	623,903	—	—	81,792,442	82,416,345	271,326	—	—	78,868,378	79,139,704

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors (pursuant to Rule 10A-3 of the Securities Exchange Act of the United States); and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the Annual Consolidated Financial Statements.

Because of the pandemic scenario as consequence of Covid-19 explained in Note 1(b), the SBS, through Official Multiple Letters No. 10997-2020, 11150-2020 and 11170-2020, authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the mentioned regulations. In application of said rule, Interbank determined three types of rescheduling:

-Unilateral: loans that Interbank reschedules proactively over part of the loan’s balance.

-Landing: loans rescheduled at the client’s request over part of the loan’s balance.

-Structural: loans rescheduled proactively by the Bank or at the client’s request and over the entire loan’s balance.

It should be noted that the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the financial asset, see Note 30.1 (d.5) of the audited annual consolidated financial statements. On the other hand, with the purpose of reflecting in the statistical models the effect of said rescheduled loans in the calculation of the expected loss, it evaluated a series of expert judgments that comply with the regulating requirement, see Note 30.1 (d.6) of the audited annual consolidated financial statements.

(b)	Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2021 and December 31, 2020, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2021
Derivatives, Note 8(b)	1,145,947	—	1,145,947	(410,321)	(163,334)	572,292
Total	1,145,947	—	1,145,947	(410,321)	(163,334)	572,292
As of December 31, 2020
Derivatives, Note 8(b)	395,249	—	395,249	(191,844)	(55,767)	147,638
Total	395,249	—	395,249	(191,844)	(55,767)	147,638

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2021 and December 31, 2020, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2021
Derivatives, Note 8(b)	623,903	—	623,903	(410,321)	(196,917)	16,665
Total	623,903	—	623,903	(410,321)	(196,917)	16,665
As of December 31, 2020
Derivatives, Note 8(b)	271,326	—	271,326	(191,844)	(70,559)	8,923
Total	271,326	—	271,326	(191,844)	(70,559)	8,923

(c)	Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of September 30, 2021, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/4.132 per US$1 bid and S/4.136 per US$1 ask (S/3.618 and S/3.624 as of December 31, 2020, respectively). As of September 30, 2021, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/4.134 per US$1 (S/3.621 as of December 31, 2020).

The table below presents the detail of the Group’s position:

	As of September 30, 2021				As of December 31, 2020
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	11,673,145	8,024,115	633,453	20,330,713	7,232,836	10,959,492	573,154	18,765,482
Inter-bank funds	—	—	—	—	18,105	—	—	18,105
Financial investments	10,002,860	14,015,851	136,013	24,154,724	8,926,088	15,262,993	88,034	24,277,115
Loans, net	11,522,067	30,216,465	—	41,738,532	10,535,743	29,983,680	—	40,519,423
Due from customers on acceptances	91,488	—	—	91,488	16,320	—	—	16,320
Other accounts receivable and other assets, net	405,891	1,919,945	627	2,326,463	312,407	740,113	869	1,053,389
	33,695,451	54,176,376	770,093	88,641,920	27,041,499	56,946,278	662,057	84,649,834
Liabilities
Deposits and obligations	19,694,054	30,708,927	501,705	50,904,686	16,244,869	30,519,198	385,208	47,149,275
Inter-bank funds	—	100,003	—	100,003	28,971	—	—	28,971
Due to banks and correspondents	573,303	7,800,493	—	8,373,796	643,977	9,016,900	—	9,660,877
Bonds, notes and other obligations	7,864,561	775,712	—	8,640,273	6,887,363	891,388	—	7,778,751
Due from customers on acceptances	91,488	—	—	91,488	16,320	—	—	16,320
Insurance contract liabilities	5,396,835	6,015,195	—	11,412,030	4,905,233	7,596,490	—	12,501,723
Other accounts payable, provisions and other liabilities	660,272	2,231,286	2,511	2,894,069	530,180	1,440,976	32,631	2,003,787
	34,280,513	47,631,616	504,216	82,416,345	29,256,913	49,464,952	417,839	79,139,704
Forwards position, net	(1,879,647)	2,018,303	(138,656)	—	1,525,029	(1,369,873)	(155,156)	—
Currency swaps position, net	2,281,059	(2,281,059)	—	—	264,160	(264,160)	—	—
Cross currency swaps position, net	2,199,874	(2,199,874)	—	—	1,926,886	(1,926,886)	—	—
Options position, net	(64)	64	—	—	48	(48)	—	—
Monetary position, net	2,016,160	4,082,194	127,221	6,225,575	1,500,709	3,920,359	89,062	5,510,130

As of September 30, 2021, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$638,580,000, equivalent to S/2,639,890,000 (US$634,242,000, equivalent to S/2,296,590,000 as of December 31, 2020).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of September 30, 2021				As of December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	907,101	738,469	1,372,333	3,017,903	577,438	986,627	478,712	2,042,777
Debt instruments measured at fair value through other comprehensive income	11,082,329	6,074,230	—	17,156,559	10,247,432	7,654,920	—	17,902,352
Equity instruments measured at fair value through other comprehensive income	977,040	8,356	41,340	1,026,736	1,329,471	7,867	36,210	1,373,548
Derivatives receivable	—	1,145,947	—	1,145,947	—	395,249	—	395,249
	12,966,470	7,967,002	1,413,673	22,347,145	12,154,341	9,044,663	514,922	21,713,926
Accrued interest				185,423				251,140
Total financial assets				22,532,568				21,965,066
Financial liabilities
Derivatives payable	—	623,903	—	623,903	—	271,326	—	271,326

(*)	As of September 30, 2021 and December 31, 2020, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity. Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.). Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2021, there were no transfers of financial instruments from level 3 to level 1 or level 2, nor from level 1 to level 2.

Starting in 2020, the Group performed changes in the determination of the estimates for the fair value of these investments considering the nature of themselves, as well as the underlying assets and the information to which it had access on the valuation date; concluding that the best valuation method for these investments is the use of the net asset value (“NAV”).

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Initial balance as of January 1	514,922	487,352
Purchases	555,989	155,198
Sales	(47,243)	(272,711)
Gain recognized on the consolidated statement of income	390,005	145,083
Final balance	1,413,673	514,922

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of September 30, 2021					As of December 31, 2020
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	20,330,713	—	20,330,713	20,330,713	—	18,765,482	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	—	—	—	18,105	—	18,105	18,105
Investments at amortized cost	2,599,291	—	—	2,599,291	2,768,103	2,988,539	—	—	2,988,539	2,707,298
Loans, net	—	41,365,998	—	41,365,998	41,738,532	—	40,809,701	—	40,809,701	40,519,423
Due from customers on acceptances	—	91,488	—	91,488	91,488	—	16,320	—	16,320	16,320
Other accounts receivable and other assets, net	—	1,180,516	—	1,180,516	1,180,516	—	658,140	—	658,140	658,140
Total	2,599,291	62,968,715	—	65,568,006	66,109,352	2,988,539	60,267,748	—	63,256,287	62,684,768
Liabilities
Deposits and obligations	—	50,961,628	—	50,961,628	50,904,686	—	47,146,077	—	47,146,077	47,149,275
Inter-bank funds	—	100,003	—	100,003	100,003	—	28,971	—	28,971	28,971
Due to banks and correspondents	—	8,399,433	—	8,399,433	8,373,796	—	9,686,361	—	9,686,361	9,660,877
Bonds, notes and other obligations	7,564,620	1,179,361	—	8,743,981	8,640,273	6,856,829	1,405,383	—	8,262,212	7,778,751
Due from customers on acceptances	—	91,488	—	91,488	91,488	—	16,320	—	16,320	16,320
Insurance contract liabilities	—	11,412,031	—	11,412,031	11,412,030	—	12,501,723	—	12,501,723	12,501,723
Other accounts payable and other liabilities	—	2,270,166	—	2,270,166	2,270,166	—	1,732,461	—	1,732,461	1,732,461
Total	7,564,620	74,414,110	—	81,978,730	81,792,442	6,856,829	72,517,296	—	79,374,125	78,868,378

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of September 30, 2021 and December 31, 2020, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yielding of the assets under its management.

As of September 30, 2021 and December 31, 2020, the value of the managed off-balance sheet financial assets is as follows:

	30.09.2021	31.12.2020
	S/(000)	S/(000)
Investment funds	19,010,313	15,008,109
Mutual funds	4,575,832	5,980,724
Total	23,586,145	20,988,833

26.	Subsequent events

On October 12, 2021, IFS sold the 2,396,920 shares it held in InRetail Perú Corp. The sale was performed at fair value and amounted to US$84,108,000 (equivalent to S/341,646,000). Given that this investment was classified as “Equity instruments measured at fair value through other comprehensive income”, its cumulative valuation (S/270,993,000) was recorded as unrealized gain in the caption “Unrealized results”. Therefore, the sale has not had any impact on the net equity of the Company but a reclassification of balances between equity accounts; it was a decrease in the caption “Unrealized results” for S/270,993,000 and an increase in the caption “Retained earnings” for the same amount, in the consolidated statements of financial position.